 Exhibit 99.1

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
APRIL 8, 2020

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Notice of Annual Meeting of Shareholders

Date: Wednesday, April 8, 2020

Time: 8:30 a.m. Mountain Daylight Time

Location: JW Marriott Edmonton ICE District, Wayne Gretzky Ballroom,

10344 102 Street, Edmonton, Alberta

At the meeting you will be asked to:

1.	receive our financial statements for the year ended October 31, 2019 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution on our executive compensation approach;
5.	vote on shareholder proposals; and
6.	consider any other business properly brought before the meeting.

By Order of the Board

Michelle Caturay

Senior Vice-President, Associate General

Counsel and Corporate Secretary

February 26, 2020

Your vote is important

You may vote at the meeting, online, by email, by fax, or by mail. For instructions on voting and appointing a proxy go to pages 2 to 4. If you vote by proxy, please ensure that your vote is submitted so that it arrives by 8:30 a.m. (Eastern Daylight Time) on April 7, 2020.

Eligibility to vote

There were 445,074,066 common shares outstanding on February 12, 2020, our record date. Holders of common shares on that date are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions).

Questions

If you have questions about matters being voted on at the meeting, you may contact AST Trust Company (Canada), our transfer agent, in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 258-0499.

Special arrangements for meeting attendance

If you plan to attend the meeting and require special arrangements for hearing or access please contact the Corporate Secretary at corporate.secretary@cibc.com or 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Dear fellow shareholder,

We are pleased to invite you to attend CIBC’s Annual Meeting of Shareholders on Wednesday, April 8, 2020, at 8:30 a.m. (Mountain Daylight Time) at the JW Marriott Edmonton ICE District, Wayne Gretzky Ballroom, 10344 102 Street, Edmonton, Alberta.

Our Circular has information on the business to be conducted at the meeting, our executive compensation approach and our governance practices. You have the opportunity to vote on important matters and your vote is very important.

This past year, we continued our progress to focus collectively on building a relationship- oriented bank for a modern world and we reclaimed our purpose – to help make your ambition a reality. This shared purpose is the foundation for the efforts of our teams to work collaboratively to meet the needs of our clients. We made progress on further embedding a client-focused culture across our bank and we invested in our cross-border platform. We focused on strengthening our relationships with our clients and delivering consistently high-quality earnings across CIBC.

We delivered solid business results in 2019, further diversifying our earnings through strong growth in the U.S. and continuing to grow and deepen client relationships across our bank.

We remained focused on meeting our responsibilities to support the long-term strength and prosperity of the people and communities we serve. This is true at the corporate level with our commitment to sustainability and our support for social and economic development, as well as at the individual level, where our generous team members give back day in and day out.

At our meeting, you will hear more about CIBC’s 2019 performance and progress on our strategy. Board members and executive officers will be available to answer your questions.

You can also watch the meeting online through a live webcast at www.cibc.com, in the Investor Relations section, which will be archived on our website until the next annual meeting.

We thank you for your continued support of CIBC and look forward to your participation at the meeting.

Sincerely,

John P. Manley

Chair of the Board

Victor G. Dodig

President and Chief Executive Officer

Management Proxy Circular

Information in the 2020 Management Proxy Circular (the “Circular”) is as at February 17, 2020 and all dollar figures are in Canadian currency, unless indicated otherwise.

Table of Contents

1	Business of the Meeting		55	Message to our Fellow Shareholders		79	Compensation Disclosure

2	Voting Information		59	Compensation Discussion and Analysis		94	Other Information
				59	Compensation Philosophy, Practices and Governance		94	Indebtedness of Directors and Executive Officers
5	Shareholder Proposals			61	Approach to Executive Compensation		94	Directors’ and Officers’ Liability Insurance
				68	2019 Performance and Compensation		94	Indemnification
9	Directors			77	Talent Management and Succession Planning		95	Information about CIBC
	9	Director Nominees		78	Inclusion and Diversity		95	Vote Results and Minutes of Meeting
	26	Director Compensation					95	Contacting CIBC’s Board of Directors
							95	Directors’ Approval
30	Board Committee Reports

39	Statement of Corporate Governance Practices

Glossary of Acronyms

AFV	Accounting Fair Value	MD&A	Management’s Discussion and Analysis
AML	Anti-Money Laundering	MÉDAC	Mouvement d’éducation et de défense des actionnaires
BPF	Business Performance Factor	NEO	Named Executive Officer
Bps	basis points	NIX	Non-interest expense to revenue
CD&A	Compensation Discussion and Analysis	NPS	Net Promoter Score
CEO	Chief Executive Officer	NYSE	New York Stock Exchange
CFO	Chief Financial Officer	options	Stock Options
CM	Capital Markets	PCAOB	Public Company Accounting Oversight Board (United States)
COMR	Cost of Management Ratio	PSU	Performance Share Unit
CRO	Chief Risk Officer	ROE	Return on Equity
CSA	Canadian Securities Administrators	RSA	Restricted Share Award
CX	Client Experience	S&P	Standard & Poor
DSU	Deferred Share Unit	SARs	Stock Appreciation Rights
EPS	Earnings per Share	SBU	Strategic Business Unit
ESG	Environmental, Social and Governance	SEC	U.S. Securities and Exchange Commission
ESOP	Employee Stock Option Plan	SERP	Supplemental Executive Retirement Plan
ESPP	Employee Share Purchase Plan	TCFD	Task Force on Climate-related Financial Disclosure
EXCO	Executive Committee	TDC	Total Direct Compensation
EY	Ernst & Young LLP	TEB	Taxable equivalent basis
FSB	Financial Stability Board	TSR	Total Shareholder Return
GAAP	Generally Accepted Accounting Principles	TSX	Toronto Stock Exchange
GPS	Goals Performance Success
IFRS	International Financial Reporting Standards
IPF	Individual Performance Factor

The CIBC Logo is a trademark of CIBC in Canada and other countries.

Business of the Meeting

1.	Financial Statements

The consolidated financial statements of CIBC for the year ended October 31, 2019 are in the 2019 Annual Report sent to shareholders and posted to CIBC’s website at www.cibc.com.

2.	Election of Directors

You will be asked to elect the proposed nominees as directors of CIBC. There are 15 people being nominated to serve on CIBC’s Board until the earlier of the next annual meeting of shareholders or when the director retires from the Board. Information about our director nominees starts on page 9. The Board recommends that you vote FOR each director nominee.

3.	Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002. See page 33 for information on the Audit Committee’s annual assessment of EY’s effectiveness and service quality and a description of the fees paid to the auditors. The Board recommends that you vote FOR EY as our auditors.

4.	Advisory Resolution on our Executive Compensation Approach

You can have a “say on pay” by voting for or against an advisory resolution on our approach to executive compensation. Last year, 95% of shareholder votes were in favour of our executive compensation approach. We consider the vote part of our shareholder engagement process. The vote does not diminish the Board's role and responsibilities. Your vote is advisory under applicable law. Even though the resolution is not binding, the Board and the Management Resources and Compensation Committee consider the results of the vote in making future executive compensation decisions.

In addition, the Board and Management Resources and Compensation Committee welcome questions and comments about executive compensation. When reviewing its approach to executive compensation, the Committee considers shareholder feedback and any concerns that have been raised. If a concern is significant, we will disclose the Committee’s review process and the outcome of that review in our next management proxy circular.

For information on CIBC's approach to executive compensation and what the Board and Management Resources and Compensation Committee have done since the last annual meeting, see “Message to our Fellow Shareholders” and “Compensation Discussion and Analysis” starting on page 55. The Board recommends that you vote FOR the following advisory resolution on our approach to executive compensation.

RESOLVED that the shareholders accept the approach to executive compensation disclosed in CIBC's management proxy circular for the 2020 Annual Meeting of Shareholders.

5.	Shareholder Proposals

The Mouvement d'éducation et de défense des actionnaires (MÉDAC) submitted four shareholder proposals, set out on pages 5 to 8. You will be asked to vote on three of them. The Board recommends that you vote AGAINST these proposals and explains why following each proposal.

Shareholder proposals for next year’s Annual Meeting must be submitted by November 28, 2020.

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Voting Information

Shareholder approval

A simple majority (more than 50%) of the votes cast, in person or by proxy, constitutes approval of each of the matters voted on at the meeting.

Who can vote

You are entitled to one vote for each common share you own on February 12, 2020, our record date. There were 445,074,066 outstanding common shares on that date. Subject to certain restrictions in the Bank Act (Canada) (the Bank Act), these shares are eligible to be voted at the meeting.

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or a province;
•	the government of a foreign country or any political subdivision of a foreign country;
•	any agencies of these entities;
•	a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance; or
•	a person or entity controlled by a person that, in aggregate, are more than 20% of the eligible votes that may be cast unless permitted by the Minister of Finance.

To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

How to vote if you are a registered shareholder

If you hold shares that are registered in your name, then you are a registered shareholder. You may vote in person at the meeting or by proxy using the proxy form in your package.

Voting in person – If you plan to attend the meeting and vote in person, do not complete or return the proxy form. When you arrive at the meeting, check in at the registration table.

Voting by proxy – You may vote by completing the proxy form and returning it to CIBC’s transfer agent, AST Trust Company (Canada). You can either mark your voting instructions on the proxy form or you can appoint another person as proxyholder to attend the meeting and vote your shares for you. Return your completed proxy by 8:30 a.m. (Eastern Daylight Time) on

April 7, 2020 as set out below to ensure your vote is counted.

follow the instructions on your proxy form using the control number on your form to vote online;
scan both sides of your proxy form and email it to proxyvote@astfinancial.com;
fax both sides of your proxy form to AST Trust Company (Canada), at 416 368-2502 or 1 866 781-3111; or
return your proxy form in the envelope provided or mail it to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department.

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Voting Information

How to vote if you are a non-registered shareholder

If your shares are registered in the name of an intermediary, such as a bank, broker or trust company, then you are a non-registered shareholder and your intermediary included a voting instruction form with this Circular. Since we do not have unrestricted access to the names of our non-registered shareholders, we may not have a record of your shareholdings. You may vote in person at the meeting or through your intermediary.

Voting through your intermediary – You may vote by completing the voting instruction form and returning it to your intermediary. Your intermediary will vote your shares as you instruct.

Voting in person – If you plan to vote in person at the meeting, you should appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and returning it in the envelope provided. Do not complete the voting section because your vote will be taken at the meeting. When you arrive at the meeting, check in at the registration table. If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you appoint a proxyholder

If you want to appoint someone as your proxyholder to vote your shares for you, insert the person’s name in the blank space provided on the proxy form (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). The person you choose does not have to be a CIBC shareholder. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then John P. Manley, Chair of the Board, and Victor

G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or any continuation or adjournment of the meeting. You can indicate on your proxy form or voting instruction form how you want your proxyholder to vote your shares and your proxyholder must follow your instructions. You can vote:

FOR or WITHHOLD	• on each proposed nominee for election as a director • on the appointment of auditors
FOR or AGAINST	• the advisory resolution on our executive compensation approach
FOR, AGAINST or ABSTAIN	• on the shareholder proposals

Otherwise, you can let your proxyholder decide for you. If you or your proxyholder do not give specific instructions, your shares will be voted:

FOR	• the election as directors of all nominees listed in the Circular • the appointment of Ernst & Young LLP as auditors • the advisory resolution on our executive compensation approach
AGAINST	• the shareholder proposals

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Voting Information

Your proxyholder may also make decisions for you on amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement of your request (or by authorizing your lawyer in writing to sign a statement) and sending it to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2, any time before 8:30 a.m. (Eastern Daylight Time) on April 7, 2020 or by delivering it to the registration table before the start of our meeting on April 8, 2020.

Confidentiality

To protect the confidentiality of your proxy, AST Trust Company (Canada) counts proxies and tabulates the results independently of CIBC and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

Solicitation of proxies

We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. CIBC pays the cost of proxy solicitation.

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Shareholder Proposals

MÉDAC, 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca, submitted four shareholder proposals. MÉDAC’s supporting proposals and arguments and CIBC’s position are set out below. After discussions with CIBC, MÉDAC agreed not to submit one of its proposals to a shareholder vote.

Proposals submitted for shareholder vote

Proposal No. 1

Disclosure of Equity Ratio - It is proposed that the Bank disclose the compensation ratio (equity ratio) used by the compensation committee in its compensation setting exercise.

Argument

Since its inception, MÉDAC has been submitting proposals to assure shareholders that the compensation of the Bank’s CEO is established based on the value he creates while being reasonable and socially acceptable. One of the tools for informing shareholders about the achievement of such an objective is the compensation ratio or the ratio between the CEO's total compensation and the median compensation of an employee, which we call the equity ratio. Last year, our proposal received average support of 6% from Canada’s Big Six banks and 10.51% from the Laurentian Bank of Canada.

We would point out that this disclosure has been mandatory in the United States for a year. According to Jim Kohler, an executive at Willis Towers Watson:

“We believe this is a golden opportunity for employers to begin a dialogue with not only employees but also customers, investors and the media about pay positioning and pay transparency. In fact, we are working with several companies on developing a communication road map to guide them through the process1.”

Assuming that your compensation committee uses the equity ratio in setting the compensation of the Bank’s CEO and executives, we ask that the Board of Directors agree to disclose this information in the next management proxy circular and its report on environmental, social and governance (ESG) factors.

Like information indicating whether the compensation of the CEO and senior executives is aligned with our financial interests, this transparency initiative regarding the equity ratio would allow shareholders and stakeholders to determine whether employee compensation is keeping up with that of the Bank’s executives, since non-executive employees also contribute to the Bank’s performance. It would also allow them to judge whether the compensation granted to their CEO is socially acceptable and will not adversely affect its reputation.

1 https://hrdailyadvisor.blr.com/2017/10/11/biggest-challenge-ceo-pay-ratio-disclosure-rule/

The Board recommends that you vote AGAINST this proposal.

We continue to make enhancements to employee compensation programs that strengthen market competitiveness and further reinforce the link between pay and performance. These enhancements are consistent with Living Wage principles and our strategy of compensating all our employees fairly. In 2017, our proxy circular disclosed the results of our assessment of CIBC’s Total Rewards for certain roles against Living Wage data in larger Canadian urban markets and we continue to leverage that methodology as we look at other roles.

Enhancements made over the past three years have been focused predominantly on ensuring salary and incentive compensation programs remain competitive with market practice and reinforce our strategy, with a specific focus on our client-facing employees. CIBC has made and will continue to make the necessary investments to ensure our compensation approach fairly recognizes and rewards our employees as they grow their capabilities in alignment with our purpose to help make our clients’ ambitions a reality.

Every year, CIBC’s Management Resources and Compensation Committee reviews a variety of internal and external information before making recommendations to the Board for incentive compensation awards to the Chief Executive Officer (CEO). This information includes the ratio of CEO pay to median employee pay (a vertical pay ratio) and other horizontal and vertical pay relationships.

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Shareholder Proposals

Although disclosure of the vertical pay ratio has become mandatory in the United States, there is no similar requirement in Canada. The Board believes that without a similar prescribed disclosure requirement in Canada, the disclosure of vertical pay ratios would not provide helpful or useful information to shareholders because there is no consistent methodology for organizations in Canada to perform this calculation. Inconsistent calculation methodology among organizations would result in materially different interpretations of the results by shareholders.

The Board is committed to monitoring this matter and other compensation related topics, and believes that CIBC’s executive compensation disclosure in our management proxy circular, which provides additional information than what is required by law, is more relevant and meaningful than the vertical pay ratio in helping shareholders make an informed decision.

Proposal No. 2

Diversity Target - It is proposed that the Bank adopt a target of more than 40% for the composition of its Board of Directors for the next five years.

Argument

For several years, Canadian banks have led the way toward greater representation of women on their boards of directors and in senior management. They have adopted policies and implemented methods for ensuring greater diversity. However, none of the major Canadian banks have revised their objectives for the representation of women on their boards of directors since the adoption of National Instrument 58-101, Disclosure of Corporate Governance Practices. We would point out that this instrument urges a majority of Canadian issuers listed on the Toronto Stock Exchange to disclose whether or not they have adopted a target number or percentage of women their boards of directors should consist of. The following table provides a good summary of the situation:

Bank	% of independents who are women	Target
BMO	36%	At least 33% of both sexes
NBC	38%	At least 33% of women
CIBC	50%	At least 30% of both sexes
Scotia	46%	At least 30% of both sexes
Royal	46%	At least 30% of both sexes
TD	38%	At least 30% of both sexes

Because banks often act as beacons of sound governance for small and medium-sized enterprises, failing to update the target may suggest that this objective is the ideal to be achieved. In fact, it is recognized that there are more competent women than there are positions to be filled and that various stereotypes and biases have impeded women’s access to these positions. With this in mind, it is therefore proposed that the Bank review its diversity policy with a view to raising the minimum representation of both sexes on their boards of directors to 40%.

The Board recommends that you vote AGAINST this proposal.

The Board believes it is trending well when it comes to Board gender diversity. If the director nominees identified in this Circular are elected at CIBC’s annual meeting, the percentage of independent directors who are women would be 43% and the percentage of all directors (including the CEO, who is not independent) would be 40%. Under the Board’s Diversity Policy, the CEO, as a member of the Board, is included when calculating gender diversity. Therefore, we would consider 40% to be the measure of women on the Board if all nominees are elected. This past year, the Board updated its Diversity Policy to reflect that the Board seeks gender parity, however, since the appointment or retirement of a single Board member has a notable impact on the percentage of men and women on the Board, the Board's gender diversity target continues to be at least 30% women and at least 30% men.

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Shareholder Proposals

Over the next five years, the Board anticipates fluctuation in the percentage of women and men on the Board as new directors join to fill the vacancy resulting from retiring directors who have reached their maximum term of service. The Board is committed to adhering to its gender diversity target.

Proposal No. 3

Competitiveness and Protection of Personal Information - It is proposed that the Board of Directors inform shareholders of the investments that the Bank intends to make over the next five years in updating its computer systems to enhance its competitiveness while better protecting personal information.

Argument

In a recent PwC report on the banks, the President and Chief Executive Officer of the Canadian Bankers Association stated that most banks are equipped with outdated systems. Obviously, exploiting the potential of artificial intelligence and adding AI capacities to outdated systems is very complex, in terms of both designing and marketing solutions. This observation is a matter of concern since outdated systems make the Bank more vulnerable to cyber attacks and limit its agility for exploring the full potential of artificial intelligence.

We are aware that this is sensitive information, and so we are asking, as shareholders and as consumers of financial products, that the following information be disclosed:

•     The amounts that will be invested in modernizing systems in the next few years;

•     The investment in development of the human capital that will be deployed to ensure that human resources adapt to these new technologies;

•     The methods adopted by the Bank to support customers in the event of theft of personal information, including:

o    Monitoring Equifax credit files and alerts whenever major changes are observed in a customer’s credit score, indicating unusual transactions.

o    Internet scanning to detect the presence of certain personal information about a member on suspicious websites.

o    Identity restoration: handling efforts to restore the identity of a member who is a victim of identity theft.

We believe that disclosure of this information will reassure both shareholders and customers in their relations with the Bank.

The Board recommends that you vote AGAINST this proposal.

CIBC’s Technology strategy prioritizes opportunities to modernize the environment to keep pace with the changing business, technology and threat landscape. This includes investments in existing systems and new technologies to ensure our client banking experiences and data are secure. To support this, we have made corresponding investments in our people, and are committed to maintaining and uplifting the technical and security knowledge of our workforce.

Protecting our systems and information is critical to ensuring client and investor trust. As a result, CIBC maintains a comprehensive information security program to protect the confidentiality, integrity and availability of our systems. Our information security program is based on industry accepted frameworks and best practices, supporting a broad range of capabilities. Furthermore, we actively participate in the broader community, including working with other financial institutions through the Canadian Bankers Association (CBA) to ensure a more cyber resilient financial industry.

When major external cyber incidents occur, we leverage our threat intelligence capabilities and our relationships with external security experts, industry and government to better understand what happened, and to review our security posture for potential improvement opportunities.

CIBC PROXY CIRCULAR	7

Shareholder Proposals

For example, given the news last year of major data breaches at other organizations, we ensured our account opening and authentication processes are appropriate to protect against fraud threats that use stolen personal information. In addition, we have an ongoing focus on our frontline staff training program to ensure they respond appropriately to client inquiries about potential fraud and identify theft. We provide clients with information regarding privacy and security that confirms our commitment to keeping clients and their banking information safe. Lastly, we also educate our clients on privacy, fraud and security concerns, providing tips to clients through our website, as well as other avenues like the CBA’s promotion of Fraud Prevention and Cybersecurity Awareness months.

Proposal not submitted for shareholder vote

Proposal No. 4

Dissatisfaction with a director - It is proposed that the Board of Directors inform the shareholders of the efforts it has made over the past year with regard to the significantly large abstention votes obtained by one of its directors.

Argument

For the second year in a row, a director obtained a significantly higher percentage of abstention votes than her colleagues: 15.93% and 16.3% in 2017. In your response to our proposal, you wrote;

“…the vote result for the director in question was affected by the overboarding policies of certain institutional shareholders, many of which have different numerical limits on the number of boards on which a director may serve.”

Is this dissatisfaction related to the length of the director's term, serving as a director since 2004. Like these institutional investors, we would like to remind you of our concern regarding the independence of directors who have been sitting for more than 10 years with respect to senior management. Such a long term is conducive to developing relationships that can taint the director's objectivity in his or her decisions and mitigate his or her ability to innovate. This potential lack of independence from management is an element that is of concern given that this director is the chair of the Management Resources and Compensation Committee.

Could this high rate of abstention for a director be linked to his or her function as Chairman of the Compensation Committee.

This voting result is of concern and deserves the shareholders to be informed of the actions taken by the Board of Directors to correct the situation.

Board statement

The overboarding policies of certain institutional shareholders and proxy governance advisory firms have different numerical limits about the number of boards a director may serve. CIBC’s Board of Directors does not have a numerical limit on public company service by its Board members and believes that monitoring director performance is more effective than setting a numerical limit. CIBC’s Corporate Governance Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board, as well as the committees they serve.

The Corporate Governance Committee considers a number of factors in assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation conducted by an independent firm; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member.

CIBC's long-standing practice is to include in its management proxy circular additional disclosure in the director biographies for any director who might be affected by the overboarding policy of a shareholder or proxy governance advisory firm.

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Directors

Director Nominees

There are 15 people being nominated for election as a director. Each nominee was elected at the last annual meeting of shareholders on April 4, 2019, except Charles Brindamour, who was appointed to the Board effective February 1, 2020. Information on each nominee starts on page 10. Below are key highlights about CIBC's board composition if each nominee is elected by shareholders.

Independence 93% (14/15)	Gender 40% women (6) 60% men (9)	Average tenure 8 years	Average age 62 years

Geographical mix 73% Canada (11) 27% U.S. (4)	Nominee 2019 overall attendance 100%	Nominee 2019 average votes FOR 98%	Senior leadership experience 100%

For information about the nomination process see the Statement of Corporate Governance Practices – “Director Nomination Process” and “Director Tenure” starting on page 44.

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Directors

BRENT S. BELZBERG, C.M., Toronto, Ontario, Canada

Director since: 2005

Age: 69

Independent

2019 Shareholder

votes in favour: 98.3%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Corporate Governance Committee: 5/5
•	Risk Management Committee: 6/6

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources Management/Compensation • Corporate Responsibility/Sustainability • Legal/Regulatory/Compliance

Principal occupation: Senior Managing Partner, TorQuest Partners

Experience: Mr. Belzberg is Senior Managing Partner of TorQuest Partners and has over 30 years of executive management experience in finance, acquisitions, corporate restructuring and operations. He has served on the boards of several TorQuest investee companies. Mr. Belzberg is also a member of the Investment Committee to the President of the University of Toronto and Chair of the Board of Sinai Health System.

Mr. Belzberg received the Arbor Award from the University of Toronto, the Canada 150 Commemorative Medal from the Senate of Canada and the Sovereign's Medal for Volunteers from the Governor General. In December 2018, Mr. Belzberg was appointed to the Order of Canada.

Education: Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a J.D. degree from the University of Toronto.

Other public company board directorships during last five years

None

CIBC equity - Mr. Belzberg meets the equity ownership guideline
		Deferred
		Share
		Units	Total	Total value of
	Shares(1)	(DSUs)(2)	Shares/DSUs	Shares/DSUs(3)	Total as a multiple of share
Year	(#)	(#)	(#)	($)	ownership guideline
2020	3,903	49,357	53,260	5,755,276	7.7x(5)
2019	3,633	44,713	48,376	4,918,872	8.2x(5)

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Directors

CHARLES J.G. BRINDAMOUR, Toronto, Ontario, Canada

Director since: 2020

Age: 49

Independent

2019 Shareholder

votes in favour: n/a

2019 Overall meeting

attendance: n/a

•	Board (from February 1, 2020): n/a
•	Risk Management Committee (from February 1, 2020): n/a

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Corporate Responsibility/Sustainability • Public/Government Relations

Principal occupation: Chief Executive Officer, Intact Financial Corporation

Experience: Mr. Brindamour is Chief Executive Officer of Intact Financial Corporation, the largest provider of property and casualty insurance in Canada and a leading provider of specialty insurance in North America. Mr. Brindamour began his career with Intact in 1992 and has held progressively senior roles in Canada and abroad with Intact and its former affiliates. He was appointed President and Chief Executive Officer of Intact Financial Corporation in January 2008. Mr. Brindamour has deep experience in the North American financial services industry and is a respected business leader with more than 25 years of operating experience. In addition to the public company directorship noted below, Mr. Brindamour serves on the board of the Business Council of Canada, is Chairman of the Geneva Association and co-founder of the Intact Centre for Climate Adaptation at the University of Waterloo.

Education: Mr. Brindamour is a graduate of Laval University in Actuarial Sciences and an Associate of the Casualty Actuarial Society. In May 2019, Mr. Brindamour received an honorary Doctorate from HEC Montréal.

Other public company board directorships during last five years
Current: Intact Financial Corporation – since 2008	Current committee memberships: –

Former:

Hydro One – 2015 to 2018

CIBC equity - Mr. Brindamour meets the equity ownership guideline

	Shares(1)	DSUs(2)	Total Shares/DSUs	Total value of Shares/DSUs(3)	Total as a multiple of share
Year	(#)	(#)	(#)	($)	ownership guideline
2020	11,604	0	11,604	1,253,928	1.7x(5)

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Directors

NANCI E. CALDWELL, Woodside, California, U.S.A.

Director since: 2015

Age: 61

Independent

2019 Shareholder

votes in favour: 88.6%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Management Resources and Compensation Committee: 6/6
•	Risk Management Committee: 6/6

Skills:	• Leadership • Strategy • Human Resources Management/ Compensation	• Corporate Responsibility/Sustainability • Information Technology

Principal occupation: Corporate Director

Experience: Ms. Caldwell was Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc. from 2002 through 2004. She held increasingly senior and executive sales and marketing roles at Hewlett Packard Company in Canada and the U.S. from 1982 to 2001. Ms. Caldwell has served on several public and private technology company boards since 2005 and has more than 25 years of operating experience in the global technology and software industries. In addition to the public company directorships listed below, Ms. Caldwell is a member of the Technology Advisory Board of Bridge Growth Partners, LLC and has served as a director on private company boards including RedPrairie, Inc., now known as JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation.

Education: Ms. Caldwell holds a Bachelor of Arts degree from Queen’s University and completed Western University’s Executive Marketing Management Program.

Other public company board directorships during last five years

Current: Citrix Systems, Inc. – since 2008 Donnelley Financial Solutions Inc. – since 2016 Equinix, Inc. – since 2015	Current committee memberships: Independent Lead Director; Nominating and Corporate Governance (Chair); Compensation Compensation Governance (Chair)

Former:

Talend – 2017 to 2020

CIBC equity - Ms. Caldwell has until December 4, 2022 to meet the equity ownership guideline(4)

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	4,582	0	4,582	495,131	0.5x(5)
2019	3,327	0	3,327	338,289	0.4x(5)

12	CIBC PROXY CIRCULAR

Directors

MICHELLE L. COLLINS, Chicago, Illinois, U.S.A.

Director since: 2017

Age: 59

Independent

2019 Shareholder votes in favour: 99.8%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Risk Management Committee: 6/6

Skills:	• Leadership • Financial Services	• Financial Expertise

Principal occupation: President, Cambium LLC

Experience: Ms. Collins has been President of Cambium LLC since 2007. Cambium is a Chicago-based business and financial advisory firm that serves small and medium-sized businesses. She brings 30 years of experience in corporate governance, investment banking, and private equity and has significant corporate board experience, having served as a director for several publicly traded companies across a wide range of industries. Ms. Collins served as a director of PrivateBancorp, Inc. from 2014 until it was acquired by CIBC on June 23, 2017. In addition to the public company directorship noted below, Ms. Collins is a director of CIBC Bancorp USA Inc., CIBC Bank USA, Health Care Service Corporation and Strategic Marketing Inc. She is a member of the Advisory Boards of Svoboda Capital Partners, LLC and Cedar Street Asset Management and has served on several philanthropic and non-profit boards, including the Chicago Public Library Foundation and the Museum of Science and Industry.

Ms. Collins received the 2018 Spirit of Erikson Award from Erikson Institute in recognition of her 22 years of service on the board, including as chair from 2014 to 2017, and her commitment to children and families that Erikson serves. Ms. Collins also received the 2018 Outstanding Leader Award for Business from the YWCA in recognition of her distinguished career in business, her community involvement and willingness to take on leadership positions on impacting women's lives and racial justice.

Education: Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard University.

Other public company board directorships during last five years

Current: Ulta Beauty Inc. – since 2014	Current committee memberships: Audit; Nominating and Corporate Governance (Chair)

Former:

PrivateBancorp, Inc. – 2015 to 2017

(ceased to be a public company in 2017)

CIBC equity - Ms. Collins has until June 23, 2024 to meet the equity ownership guideline(4)

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	1,357	6,070(6)	7,427	802,562	0.8x(5)
2019	1,357	3,150(6)	4,507	458,272	0.6x(5)

CIBC PROXY CIRCULAR	13

Directors

PATRICK D. DANIEL, Calgary, Alberta, Canada

Director since: 2009

Age: 73

Independent

2019 Shareholder votes in favour: 99.6%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Corporate Governance Committee: 5/5

• Management Resources and Compensation Committee (Chair): 6/6

Skills:	• Leadership • Strategy • Human Resources Management/ Compensation	• Corporate Responsibility/Sustainability • InformationTechnology

Principal occupation: Corporate Director

Experience: Mr. Daniel was President and Chief Executive Officer of Enbridge Inc. from 2001 to 2012. Prior to his appointment as President and CEO, he was a senior executive officer of Enbridge Inc. or its predecessor since 1994. Mr. Daniel is a past recipient of Canada’s Outstanding CEO of the Year award. In addition to the public company directorship noted below, Mr. Daniel is Chair of the Daniel Family Foundation.

Education: Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

Other public company board directorships during last five years

Current: Cenovus Energy Inc. – since 2009 (Chair of the Board, 2017)	Current committee memberships: –

Former:

Capital Power Corporation – 2015 to 2018

CIBC equity - Mr. Daniel meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	10,100	23,504	33,604	3,631,248	4.8x(5)
2019	1,000	21,259	22,259	2,263,295	3.8x(5)

14	CIBC PROXY CIRCULAR

Directors

LUC DESJARDINS, Toronto, Ontario, Canada

Director since: 2009

Age: 67

Independent

2019 Shareholder votes in favour: 99.6%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Audit Committee: 5/5

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise • Human Resources Management/ Compensation	• Corporate Responsibility/Sustainability • Legal/Regulatory/Compliance • Public/Government Relations • Information Technology

Principal occupation: President and Chief Executive Officer, Superior Plus Corp.

Experience: Mr. Desjardins has been President and Chief Executive Officer of Superior Plus Corp., a Toronto-based public company that provides propane distribution and marketing services and specialty chemical production, since 2011. Mr. Desjardins was an equity partner at The Sterling Group, LP from 2008 to 2011 and President and Chief Executive Officer of Transcontinental Inc. from 2004 to 2008. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC, a member of the Chief Executives Organization and a member of the 30% Club Canada. Mr. Desjardins is also a recipient of the Harvard Presidents' Seminar "Leader of Leaders" award and the Presidents' Program in Leadership diploma from Harvard Business School.

Education: Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Other public company board directorships during last five years

Current: Superior Plus Corp. – since 2011	Current committee memberships: –

CIBC equity - Mr. Desjardins meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	11,366	2,451	13,817	1,493,065	2.0x(5)
2019	11,366	1,270	12,636	1,284,828	2.1x(5)

CIBC PROXY CIRCULAR	15

Directors

VICTOR G. DODIG, Toronto, Ontario, Canada

Director since: 2014

Age: 54

Not Independent See “Director Independence” on page 41

2019 Shareholder votes in favour: 99.6%

2019 Overall meeting

attendance: 100%

•	Board: 8/8

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources Management/Compensation • Corporate Responsibility/Sustainability • Public/Government Relations

Principal occupation: President and Chief Executive Officer, CIBC

Experience: Mr. Dodig has been President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 25 years of extensive business and banking experience, including leading CIBC’s Wealth Management, Asset Management and Retail Banking businesses. Over his career, Mr. Dodig also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. Mr. Dodig serves on the Board of the C.D. Howe Institute and the Business Council of Canada. Mr. Dodig is a vocal advocate for inclusion in the workplace, serving as a member of the global Catalyst Board of Directors, past Chair of the Catalyst Canada Advisory Board and past Chair of the 30% Club Canada. In 2017, he was recognized as a Catalyst Canada Honours Champion for his leadership in advancing gender diversity.

Education: Mr. Dodig holds a Master of Business Administration degree from the Harvard Business School where he was recognized as a Baker Scholar, a Diploma from the Institut d’études politiques in Paris and a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College). He has received an honorary Doctor of Laws degree from Ryerson University.

Other public company board directorships during last five years

None

Mr. Dodig does not receive compensation for his services as a director. For information on Mr. Dodig’s equity ownership, see “Equity ownership of NEOs at October 31, 2019” on page 82 of the Circular.

16	CIBC PROXY CIRCULAR

Directors

KEVIN J. KELLY, Toronto, Ontario, Canada

Director since: 2013

Age: 64

Independent

2019 Shareholder

votes in favour: 99.8%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Audit Committee: 5/5

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise • Risk Management/Risk Governance	• Human Resources Management/ Compensation • Corporate Responsibility/Sustainability • Legal/Regulatory/Compliance • Public/Government Relations

Principal occupation: Corporate Director

Experience: Mr. Kelly was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the U.S. Mr. Kelly was President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005, President of Fidelity Brokerage Company in Boston from 2000 to 2003, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Canada from 1996 to 1997, and President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996.

Mr. Kelly is a director of CIBC Bancorp USA Inc., CIBC Bank USA and CIBC National Trust Company. Mr. Kelly is also a member of the Canadian Public Accountability Board.

Education: Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Other public company board directorships during last five years

None

CIBC equity - Mr. Kelly meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	6,202	15,428	21,630	2,337,338	3.1x(5)
2019	6,202	12,636	18,838	1,915,448	3.2x(5)

CIBC PROXY CIRCULAR	17

Directors

CHRISTINE E. LARSEN, Montclair, New Jersey, U.S.A.

Director since: 2016

Age: 58

Independent

2019 Shareholder
votes in favour: 99.8%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Audit Committee (to April 4, 2019): 2/2
•	Risk Management Committee (From April 4, 2019): 3/3

Skills:	• Leadership • Financial Services	• Human Resources Management/Compensation • Information Technology

Principal occupation: Corporate Director

Experience: Ms. Larsen was Senior Advisor to the Chief Executive Officer, First Data Corporation, a global payment technology solutions company, from January 2019 to March 2019. From 2013 to December 2018, Ms. Larsen was Executive Vice-President, Chief Operations Officer of First Data Corporation. Ms. Larsen held various progressively senior roles at JPMorgan Chase & Co. from 2006 to 2013. Before joining JPMorgan Chase, Ms. Larsen held several leadership roles at Citigroup for 12 years. She is a member of the Board of Trustees of Syracuse University and a member of the Borough of Manhattan Community College (CUNY) Foundation Board.

Education: Ms. Larsen holds a Master of Library Science degree from Syracuse University (University Fellow) and a Bachelor of Arts (Phi Beta Kappa) degree from Cornell College.

Other public company board directorships during last five years

None

CIBC equity - Ms. Larsen has until April 5, 2023 to meet the equity ownership guideline(4)

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	5,868	0	5,868	634,096	0.7x(5)
2019	4,335	0	4,335	440,783	0.5x(5)

18	CIBC PROXY CIRCULAR

Directors

NICHOLAS D. LE PAN, Ottawa, Ontario, Canada

Director since: 2008

Age: 68

Independent

2019 Shareholder votes in favour: 99.6%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Audit Committee (Chair): 5/5

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources Management/Compensation • Legal/Regulatory/Compliance • Public/Government Relations

Principal occupation: Corporate Director

Experience: Mr. Le Pan was Superintendent of Financial Institutions for Canada from 2001 to 2006 and led the OSFI Supervision Sector, including the supervision programs for banks and other deposit-taking institutions from 1997 to 2000. He is past chair of the Canadian Public Accountability Board, which regulates auditors of public companies. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including as Chairman of the Basel Accord Implementation Group and Vice-Chairman of the Basel Committee on Banking Supervision. He was actively involved in Group of Thirty reports, making recommendations on a new paradigm for relations between bank supervisors and boards enhancing oversight of risk culture and enhancing culture and conduct in systemically important banks. Mr. Le Pan is a member of Oliver Wyman's North American Financial Services Senior Advisory Board.

Education: Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

Other public company board directorships during last five years

None

CIBC equity - Mr. Le Pan meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	3,852	9,354	13,206	1,427,040	1.9x(5)
2019	3,519	8,881	12,400	1,260,832	2.1x(5)
CIBC PROXY CIRCULAR	19

Directors

THE HONOURABLE JOHN P. MANLEY P.C., O.C., Ottawa, Ontario, Canada

Director since: 2005

Chair of the Board since: April 2015

Age: 70

Independent

2019 Shareholder votes in favour: 97.3%

2019 Overall meeting

attendance: 100%

•	Board: 8/8

Skills:	• Leadership • Strategy • Financial Expertise	• Corporate Responsibility/Sustainability • Legal/Regulatory/Compliance • Public/Government Relations

Principal occupation: Senior Advisor, Bennett Jones LLP

Experience: Mr. Manley joined Bennett Jones LLP as a Senior Advisor in September 2019. He was President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government. In addition to the public company directorships listed below, Mr. Manley is Chair of the Board of CIBC Bancorp USA Inc. and CIBC Bank USA. He is Honourary Chair of the Board of Directors of The Canadian Council for Public-Private Partnerships, a member of the 30% Club Canada, and a member of the Advisory Board of Bridge Growth Partners, LLC. Mr. Manley is a member of the International Advisory Council of the Brookings Institute and the Wilson Center Global Advisory Council. He is also Chair of the Advisory Council of the Canadian Global Affairs Institute and Senior Fellow of the C.D. Howe Institute.

Education: Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa. He has also been awarded honorary doctorates from six Canadian universities.

Other public company board directorships during last five years

Current: CAE Inc. – since 2008 (Chair of the Board, 2018) TELUS Corporation – since 2012	Current committee memberships: – Corporate Governance (Chair); Pension

CIBC equity - Mr. Manley meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	904	46,330(6)	47,234	5,104,106	6.8x(5)
2019	0	40,313(6)	40,313	4,099,026	6.8x(5)

20	CIBC PROXY CIRCULAR

Directors

JANE L. PEVERETT, West Vancouver, British Columbia, Canada

Director since: 2009

Age: 61

Independent

2019 Shareholder votes in favour: 96.2%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Audit Committee: 5/5
•	Corporate Governance Committee: 5/5

Skills:	• Leadership • Strategy • Financial Services	• Financial Expertise • Legal/Regulatory/Compliance • Public/Government Relations

Principal occupation: Corporate Director

Experience: Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. She held progressively senior finance, regulatory and executive roles with Westcoast Energy Inc. from 1988 to 2003 and was President and Chief Executive Officer of Union Gas Limited from 2001 to 2003. In addition to the public company directorships listed below, Ms. Peverett is Chair of the Board of CSA Group.

Education: Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant, a Fellow of the Society of Management Accountants and a member of the Institute of Corporate Directors with the designation ICD.D.

Other public company board directorships during last five years

Current: Canadian Pacific Railway Limited – since 2016 Capital Power Corporation – since March 1, 2019 Northwest Natural Gas Company – since 2007

Current committee memberships:

Audit and Finance (Chair); Corporate Governance and Nominating

Corporate Governance; Compensation and Nominating; Health, Safety and Environment

Finance (Chair); Governance; Organization and Executive Compensation; Public Affairs

Former:

Encana Corporation – 2003 to 2017

Hydro One Limited – 2015 to 2018

Postmedia Network Canada Corp. – 2013 to 2016

CIBC equity - Ms. Peverett meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	542	21,054	21,596	2,333,664	3.1x(5)
2019	0	19,990	19,990	2,032,583	3.4x(5)

Other:

Ms. Peverett was a director of Postmedia Network Canada Corp. (Postmedia) between April 2013 and January 2016. On October 5, 2016, Postmedia completed a recapitalization transaction pursuant to a court approved plan of arrangement under the Canada Business Corporations Act under which, approximately US$268.6 million of debt was exchanged for shares that represented approximately 98% of the outstanding shares at that time. Additionally, Postmedia repaid, extended and amended the terms of its outstanding debt obligations pursuant to the recapitalization transaction.

CIBC PROXY CIRCULAR	21

Directors

KATHARINE B. STEVENSON, Toronto, Ontario, Canada

Director since: 2011

Age: 57

Independent

2019 Shareholder votes in favour: 99.2%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Corporate Governance Committee (Chair): 5/5
•	Management Resources and Compensation Committee: 6/6

Skills:	• Leadership • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources Management/Compensation

Principal occupation: Corporate Director

Experience: Ms. Stevenson serves on a variety of corporate and not-for-profit boards. She was a senior financial executive with Nortel Networks Corporation from 1995 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. In addition to the public company directorships listed below, Ms. Stevenson is a member of the Board of Directors of St. Michael’s Hospital Foundation. Ms. Stevenson was named one of the 2018 Top 100 Most Powerful Women in Canada.

Education: Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

Other public company board directorships during last five years

Current: Capital Power Corporation – since 2017 Open Text Corporation – since 2008	Current committee memberships: Audit (Chair); Corporate Governance, Compensation and Nominating Audit

Former:

Bausch Health Companies Inc. – 2010 to 2016

(formerly Valeant Pharmaceuticals International, Inc.)

CAE Inc. – 2007 to 2019

CIBC equity - Ms. Stevenson meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	22,052	0	22,052	2,382,939	3.2x(5)
2019	16,652	0	16,652	1,693,175	2.8x(5)

22	CIBC PROXY CIRCULAR

Directors

MARTINE TURCOTTE, Verdun, Québec, Canada

Director since: 2014

Age: 59

Independent

2019 Shareholder

votes in favour: 99.7%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Corporate Governance Committee: 5/5
•	Management Resources and Compensation Committee (from April 4, 2019): 3/3
•	Risk Management Committee (to April 4, 2019): 3/3

Skills:	• Leadership • Corporate Responsibility/Sustainability • Legal/Regulatory/Compliance	• Public/Government Relations • Information Technology

Principal occupation: Corporate Director

Experience: Ms. Turcotte was Vice Chair, Québec of BCE Inc. and Bell Canada from 2011 to 2020. She was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008 and was Executive Vice-President and Chief Legal and Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience. In addition to the public company directorships noted below, Ms. Turcotte is Chair of Théâtre Espace Go Inc., a member of the Board of Governors of McGill University, the McGill University Bicentennial Campaign Cabinet Executive Committee and trustee of the Board of Governors of the Jewish General Hospital. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted into the Hall of Fame of the Top 100 Most Powerful Women in Canada and received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence.

Education: Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

Other public company board directorships during last five years

Current: Empire Company Limited/Sobeys Inc. – since 2012	Current committee memberships: Audit; Corporate Governance (Chair); Nominating (Chair)

CIBC equity - Ms. Turcotte meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	412	14,783	15,195	1,641,972	2.2x(5)
2019	412	11,849	12,261	1,246,698	2.1x(5)

CIBC PROXY CIRCULAR	23

Directors

BARRY L. ZUBROW, Far Hills, New Jersey, U.S.A.

Director since: 2015

Age: 66

Independent

2019 Shareholder votes in favour: 99.8%

2019 Overall meeting

attendance: 100%

Committee membership and attendance:

•	Board: 8/8
•	Risk Management Committee (Chair): 6/6

Skills:	• Leadership • Strategy • Financial Services • Financial Expertise • Risk Management/Risk Governance	• Corporate Responsibility/Sustainability • Legal/Regulatory/Compliance • Public/Government Relations • Information Technology

Principal occupation: President, ITB LLC

Experience: Mr. Zubrow has been President of investment-management firm ITB LLC since 2003. He is also a lecturer at the University of Chicago Law School. Mr. Zubrow was a senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. and has more than 35 years of financial services experience. Mr. Zubrow is a director of CIBC Bancorp USA Inc., CIBC Bank USA and Accellix. He serves on the Advisory Board of the Promontory Financial Group (an IBM company) and FinTech Masala Advisors, LLC (the advisory board to Fintech Acquisition Corp. III). Mr. Zubrow is also a director of the Juvenile Law Center and Berklee College of Music; Emeritus Manager of Haverford College; and a member of the Council on Foreign Relations.

Education: Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers. He has a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

Other public company board directorships during last five years

Former:

Arc Logistics LP – 2013 to 2018

CIBC equity - Mr. Zubrow has until April 23, 2022 to meet the equity ownership guideline(4)

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline
2020	7,793	0	7,793	842,112	0.9x(5)
2019	5,512	0	5,512	560,460	0.7x(5)

(1)	“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over at February 17, 2020 (the date of information in our 2020 management proxy circular) and February 15, 2019 (the date of information in our 2019 management proxy circular).
(2)	“DSUs” refers to the number of deferred share units held by a nominee at February 17, 2020 and at February 15, 2019.
(3)	“Total value of Shares/DSUs” for 2020 and 2019 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2019 ($108.06) and December 31, 2018 ($101.68), respectively.
(4)	In May 2019 the Board increased the director equity ownership guideline from $600,000 to $750,000. Directors who are still in the process of meeting the original guideline were given additional time to meet the new guideline.
(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000 for 2020 and $600,000 for 2019. Directors who are U.S. citizens and whose primary residence is in the U.S. received their fees in U.S. dollars and their share ownership guideline is in U.S. dollars. For purposes of calculating U.S. director ownership against the guideline, the U.S. dollar amount has been converted to Canadian dollars using the Bank of Canada's exchange rate of US$1.00 = C$1.2984 reflecting the foreign exchange rate on the last trading day of fiscal 2019 and US$1.00 = C$1.3642 reflecting the foreign exchange rate on the last trading day of fiscal 2018.

(6)	Includes DSUs earned for serving on the Boards of CIBC Bancorp USA Inc. and CIBC Bank USA.
24	CIBC PROXY CIRCULAR

Directors

Board and committee meeting frequency and overall attendance in fiscal 2019

During fiscal 2019, directors attended 99% of regular Board and committee meetings, as set out below. For individual director nominee attendance, see biographical information starting on page 10. For information on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” on page 46.

	Number of Meetings		Overall Attendance at Regular Meetings
Board and Committees	Regular	Special
Board	8	2	98%
Audit Committee	5	1	100%
Corporate Governance Committee	5	-	100%
Management Resources and Compensation Committee	6	-	100%
Risk Management Committee	6	2	100%

Ms. Linda Hasenfratz, who is not standing for re-election on April 8, 2020 attended 100% of regular Board and Management Resources and Compensation Committee meetings.

Director attendance at the annual meeting of shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At our last annual meeting, held on April 4, 2019, all the director nominees attended.

Director nominee independence

The Board determined that each director nominee is independent except Victor Dodig because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are independent under the Board’s independence standards. These standards incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules and the Canadian Securities Administrators (CSA) corporate governance guidelines and are available at www.cibc.com. For information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” on page 41.

CIBC PROXY CIRCULAR	25

Directors

Director nominee skills and experience

The table below shows the skills and experience of our director nominees in areas the Board considers important to CIBC.

Skills and Experience
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategy	✓	✓	✓		✓	✓	✓	✓		✓	✓	✓			✓
Financial Services	✓	✓		✓		✓	✓	✓	✓	✓		✓	✓		✓
Financial Expertise	✓	✓		✓		✓	✓	✓		✓	✓	✓	✓		✓
Risk Management/Risk Governance	✓	✓					✓	✓		✓			✓		✓
Human Resources Management/ Compensation	✓		✓		✓	✓	✓	✓	✓	✓			✓
Corporate Responsibility/Sustainability	✓	✓	✓		✓	✓	✓	✓			✓			✓	✓
Legal/Regulatory/Compliance	✓					✓		✓		✓	✓	✓		✓	✓
Public/Government Relations		✓				✓	✓	✓		✓	✓	✓		✓	✓
Information Technology			✓		✓	✓			✓					✓	✓

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation is targeted within the range of its comparator group: Bank of Montreal, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, the Toronto-Dominion Bank, Manulife Financial and Sun Life Financial.

The Corporate Governance Committee reviews CIBC’s director compensation program annually to make sure it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The Committee also reviews the workload, time commitment and Board member responsibilities based on the evolving complexity of CIBC businesses and its regulatory environment; the increasing engagement of directors with regulators and other stakeholders; and CIBC’s ability to remain competitive with its peers in attracting and retaining directors with the expertise and experience required for CIBC’s Board.

In May 2019, the Board increased the director equity ownership guideline from $600,000 to $750,000. Directors who are still in the process of meeting the original guideline were given additional time to meet the new guideline. No other changes were made to director compensation for fiscal 2019.

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Directors

Director compensation components

The table below sets out the components of director compensation for fiscal 2019(1).

Annual Retainers	($)
Cash (may be taken as cash, shares or DSUs(2))
Chair of the Board(3)	195,000
Other Directors(4)	100,000
Equity (may be taken as shares or DSUs)
Chair of the Board(3)	230,000
Other Directors	115,000
Committee Chair	50,000
Committee membership in excess of one(5)	15,000
Meeting Attendance and Travel Fees
Ad-hoc committees (per meeting)	1,000
Travel (per trip)(6)	2,000
(1)	CIBC directors who are U.S. citizens and whose primary residence is in the U.S. are paid their director compensation in U.S. dollars.
(2)	A DSU (deferred share unit) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director of CIBC or a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.
(3)	The Chair of the Board receives no compensation as a director of CIBC other than the annual cash and equity retainers for the Chair of the Board.
(4)	Paid for service on the Board and one committee.
(5)	Paid for service on each additional committee in excess of one (excluding special ad hoc committees and committee chairs).
(6)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

Directors are reimbursed for travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board. Independent directors do not receive stock options and do not participate in CIBC’s pension plans.

Restrictions on trading and hedging CIBC Securities

Directors are prohibited from using hedging strategies to offset a decrease in the market value of CIBC securities. For more information see page 84 “Restrictions on trading and hedging CIBC Securities”.

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Directors

Director compensation table

The table below sets out total compensation paid to independent directors during fiscal 2019.

	Fees Earned(2)						Allocation of Fees
			Committee
	Annual Retainer		Member					Share-Based
Name(1)			and Chair	Travel	All Other	Total		Common
(all figures in C$)	Equity	Cash	Retainers	Fees	Compensation	Compensation	Cash	Shares	DSUs
Brent S. Belzberg	115,000	100,000	15,000	4,000	-	234,000	-	-	234,000
Nanci E. Caldwell	153,042	133,080	-	15,979	-	302,101	149,059	153,042	-
Michelle L. Collins(3)	153,042	133,080	5,323	15,979	201,257	508,681	208,442	-	300,239
Patrick D. Daniel	115,000	100,000	35,417	12,000	-	262,417	147,417	-	115,000
Luc Desjardins	115,000	100,000	-	4,000	-	219,000	104,000	-	115,000
Linda S. Hasenfratz	115,000	100,000	20,833	4,000	-	239,833	114,417	125,416	-
Kevin J. Kelly(3)	115,000	100,000	-	4,000	87,642	306,642	87,642	-	219,000
Christine E. Larsen	153,042	133,080	-	15,979	-	302,101	115,789	186,312	-
Nicholas D. Le Pan	115,000	100,000	29,167	12,000	-	256,167	141,167	115,000	-
John P. Manley(3)	230,000	195,000	-	-	240,204	665,204	60,051	212,500	392,653
Jane L. Peverett	115,000	100,000	29,583	12,000	-	256,583	141,583	115,000	-
Katharine B. Stevenson	115,000	100,000	50,000	4,000	-	269,000	154,000	115,000	-
Martine Turcotte	115,000	100,000	15,000	8,000	-	238,000	-	-	238,000
Ronald W. Tysoe(3)(4)	76,855	66,830	-	5,346	204,760	353,791	266,936	-	76,855
Barry L. Zubrow(3)	153,042	133,080	71,863	15,979	194,760	568,724	415,683	153,041	-
TOTAL	1,954,023	1,694,150	272,186	133,262	928,623	4,982,244	2,106,186	1,175,311	1,690,747
(1)	Mr. Dodig did not receive compensation for his services as a director of CIBC. See “Summary compensation table” on page 79 for Mr. Dodig’s compensation as President and Chief Executive Officer.
(2)	Amounts paid in U.S. dollars to directors of CIBC who are U.S. citizens and whose primary residence is in the U.S. were converted to Canadian dollars using the spot exchange rate reported by Bloomberg as follows:
•	US$1.00 = C$1.33 on February 8, 2019
•	US$1.00 = C$1.34 on May 6, 2019
•	US$1.00 = C$1.33 on August 15, 2019
•	US$1.00 = C$1.32 on November 14, 2019
(3)	The amounts reported under “All Other Compensation” include fees paid for serving on the boards and committees of CIBC Bancorp USA Inc. and CIBC Bank USA. Each of Ms. Collins, Mr. Manley, Mr. Tysoe and Mr. Zubrow received US$135,000 for serving as a director of those subsidiaries. Ms. Collins received US$20,000 for serving as Chair of the Audit Committee. Mr. Manley received US$50,000 for serving as Chair of the Board. Mr. Tysoe and Mr. Zubrow each received $15,000 for serving as Chair of the Risk Committee for two quarters of the year, respectively. Mr. Kelly joined the boards of CIBC Bancorp USA Inc. and CIBC Bank USA on April 4, 2019 and earned US$67,500 for serving as a director of those subsidiaries. U.S. dollar amounts have been converted to Canadian dollars for purposes of this disclosure using the Bank of Canada’s exchange rate of US$1.00 = C$1.2984 reflecting the foreign exchange rate on the last trading day of fiscal 2019. Ms. Collins and Mr. Manley elected to receive some of this compensation in the form of DSUs.
(4)	Mr. Tysoe retired from the CIBC Board on April 4, 2019. In honour of his service, a $10,000 donation was made to a charity selected by Mr. Tysoe, consistent with CIBC's giving guidelines.
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Directors

Director equity ownership guideline

The Board expects directors to hold at least seven and a half times the annual cash retainer of $100,000 ($750,000) in CIBC common shares and/or DSUs. Directors are expected to reach this ownership level within five years after joining the Board.

Directors must take $115,000 of their $215,000 annual retainer (54%) in either CIBC common shares or DSUs. The Chair of the Board must take $230,000 of his $425,000 annual retainer (54%) in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs.

Each director nominee has met the equity ownership guideline except for Nanci Caldwell, Michelle Collins, Christine Larsen and Barry Zubrow. Each of these nominees is acquiring equity under the director compensation program to reach the equity ownership guideline by their target date.

Each director nominee’s equity ownership interest in CIBC is set out in their biography on pages 10 to 24.

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Board Committee Reports

The Board has four committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee. Each committee reports highlights of its 2019 activities below. Committee mandates can be found at www.cibc.com.

Report of the Audit Committee

The key responsibilities of the Audit Committee are to: (i) fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis (MD&A) and internal control over financial reporting; (ii) monitor the system of internal control; (iii) monitor CIBC's compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; (iv) select the external auditors for shareholder approval; (v) review the qualifications, independence and service quality of the external auditors and the performance of CIBC’s internal auditors; and (vi) act as the audit committee for certain federally regulated subsidiaries.

Responsibility	2019 Highlights
Financial Reporting and Internal Controls

•    Reviewed and recommended Board approval of quarterly and annual financial statements.

•    Reviewed significant areas of accounting and disclosure judgment and key audit matters, including those relating to:

-   the measurement of expected credit losses;

-   the assessment of goodwill impairment;

-   the valuation of financial instruments;

-   acquisitions and dispositions; and

-   tax-related provisions and disclosures.

•    Reviewed the implementation of International Financial Reporting Standards (IFRS) 15, Revenue from Contracts with Customers effective November 1, 2018.

•    Reviewed the status of future accounting standards, including IFRS 16 Leases and IFRS 17 Insurance Contracts.

•    Reviewed reports on internal controls over financial reporting from management and EY.

•    Received regular updates from Internal Audit and Finance on the control environment.

•    Reviewed the quarterly and annual fraud management report.

•    Reviewed and approved the Fraud Risk Management Framework.

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Board Committee Reports

External Auditors

•     Approved the scope of services, terms of engagement, annual audit plan and the associated fees of EY.

•    Reviewed and discussed with EY key areas of risk of material misstatement of the financial statements and significant auditor judgment.

•    Discussed quarterly review results with EY.

•    Discussed annual audit findings with EY.

•    Reviewed the annual written statement of objectivity and independence provided by EY.

•    Pre-approved all EY engagements for non-audit services and fees in accordance with the Scope of Services of the Shareholders’ Auditors Policy.

•    Completed the Annual Assessment of the Effectiveness of the External Auditor report and recommended their re-appointment for Shareholder approval.

•    Adopted and monitored audit quality indicators.

•    Reviewed developments related to the new audit standards designed to enhance the auditor’s report.

Internal Audit Function

•    Reviewed and approved the Internal Audit organizational framework and charter.

•    Reviewed and approved Internal Audit’s audit plan including the audit scope and the overall risk assessment and monitored its execution.

•    Reviewed Internal Audit’s report of CIBC’s risk governance framework and its assessment of the oversight by Finance, Risk Management and Compliance.

•    Reviewed the performance goals and the effectiveness, and approved the mandate of the Chief Auditor.

•    Recommended Board approval of the re-appointment of the Chief Auditor.

•    Reviewed and approved succession plans for the Chief Auditor.

•    Monitored Internal Audit compliance with regulatory expectations.

Finance Function

•    Reviewed and approved the Finance organizational framework.

•    Reviewed and recommended Board approval of Finance’s financial plan and staff resources.

•    Reviewed management’s assessment of the effectiveness of the Finance function.

•    Reviewed the performance goals and the effectiveness, and approved the mandate of the Chief Financial Officer (CFO).

•    Reviewed and approved the succession plans for the CFO and the change in CFO effective November 1, 2019.

Whistleblower Procedures	• Reviewed and approved the Whistleblower Policy and Procedures. • Reviewed management’s quarterly Whistleblower Report.
Legal and Regulatory Developments

•    Received regular updates from the legal department on legal matters.

•    Monitored regulatory developments including updates from stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking exercises.

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Board Committee Reports

Subsidiary Oversight

•   Acted as audit committee for certain federally regulated subsidiaries of CIBC.

•   Reviewed the financial statements and management reports from the CFO of these regulated subsidiaries.

•   Reviewed and discussed audit findings with EY and management.

Members of the Committee are Nick Le Pan (Chair), Luc Desjardins, Kevin Kelly and Jane Peverett. Each Committee member is independent and “financially literate” as required by the NYSE and the CSA and all members of the Committee are “audit committee financial experts” under the U.S. Securities and Exchange Commission (SEC) rules.

Audit Committee voluntarily reports on SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, EY, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), and an independent audit of internal control over financial reporting in accordance with the standards of the PCAOB. These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with IFRS as issued by the International Accounting Standards Board. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with EY the matters required to be discussed by the PCAOB’s Statement on Auditing Standards No. 3101(Communications With Audit Committees) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance) including matters relating to the conduct of the audit of CIBC’s consolidated financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

EY provided to the Audit Committee a formal written statement describing all relationships between EY and CIBC that may reasonably be thought to bear on independence as required by PCAOB Rule 3526. The formal written statement includes confirmation that EY is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and can continue to act as the Independent Registered Public Accounting Firm for CIBC.

Based on this review and these discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements (i) be included in CIBC’s annual report filed with Canadian securities regulators on SEDAR (together with the external audit opinions on the consolidated financial statements prepared in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB and the external audit opinion on internal control over financial reporting in accordance with the standards of the PCAOB) for the year ended October 31, 2019 and (ii) be included in CIBC’s annual report on Form 40-F (together with the external audit opinion on the consolidated financial statements prepared in accordance with the standards of the PCAOB and the external audit opinion on internal control over financial reporting in accordance with the standards of the PCAOB) for the year ended October 31, 2019 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of EY as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Nick Le Pan (Chair), Luc Desjardins, Kevin Kelly and Jane Peverett.

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Board Committee Reports

Annual assessment of external auditors' effectiveness and service quality

As part of its oversight responsibilities, the Audit Committee conducts an annual assessment of EY’s effectiveness and service quality. For the 2019 audit period the Audit Committee’s assessment considered such factors as (i) EY’s independence, including lead audit partner rotation requirements, objectivity and professional skepticism; (ii) the quality of their engagement team; (iii) the quality of their communications and interactions; (iv) the overall quality of the service provided; and (v) a review of management’s evaluation. The Audit Committee concluded that they were satisfied with the quality of audit services provided by EY for 2019.

As a safeguard against the concern that the long tenure of the same external audit firm may create institutional familiarity threats which may impede the ability of the external auditor to exercise appropriate professional skepticism, the Audit Committee conducted a comprehensive review of EY in 2015. The Audit Committee concluded from this review that they were satisfied with the quality of audit services provided by EY.

The Board recommends that EY be appointed by shareholders as auditors of CIBC until the close of the next annual meeting of shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2019 and October 31, 2018, are set out below.

Fees billed by EY (unaudited, $ millions)	2019	2018
Audit fees(1)	22.3	26.0
Audit related fees(2)	1.7	2.5
Tax fees(3)	1.9	2.4
Other(4)	0.1	0.1
Total	26.0	31.0
(1)	For the audit of CIBC’s annual financial statements and the audit of certain of its subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under the standards of the PCAOB.
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.
(3)	For tax compliance and advisory services.
(4)	Includes fees for non-audit services.

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form dated December 4, 2019, and available at www.cibc.com.

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Board Committee Reports

Report of the Corporate Governance Committee

The key responsibilities of the Corporate Governance Committee are to oversee (i) CIBC’s corporate governance framework; (ii) CIBC Board and committee composition; (iii) evaluation of CIBC’s Board, committees and director effectiveness; (iv) director orientation and continuing education; and (v) CIBC’s corporate responsibility reporting, stakeholder engagement framework and matters relating to conduct.

Responsibility	2019 Highlights
Governance

•    Oversaw CIBC’s stakeholder engagement process with shareholders, shareholder advocacy groups, proxy governance advisory firms and regulators to foster transparent relationships and discuss CIBC’s governance practices and emerging trends.

•    Reviewed reports on governance regulatory developments, including the Federal Government’s proposed Financial Consumer Protection Framework, and OSFI’s revised Corporate Governance Guidelines.

•    Approved updates to key Board and committee governance policies based on best practice including the Board Diversity Policy.

•    Reviewed director compensation and, based on market trends, increased the director equity ownership guideline but no other aspect of compensation. (See page 26)

•    Reviewed and recommended Board approval of CIBC’s Statement of Corporate Governance Practices, responses to shareholder proposals, and governance disclosure in CIBC’s management proxy circular.

•    Provided recommendations to enhance interconnectivity between CIBC and our U.S. subsidiaries on strategy and board committee information flow.

•    Reviewed CIBC’s corporate sustainability reporting, enhancements to ESG reporting and CIBC’s initial Task Force on Climate related Financial Disclosures report.

Board and Committee Composition

•    Reviewed the composition, size, and collective skills and experiences of the Board.

•    Reviewed and recommended Board approval of changes in committee composition based on principles that guide committee membership and committee chair succession to balance seasoned views with fresh perspectives while fostering diversity and ensuring the committees retain core skills and experiences among their members.

•    Continued Board renewal activities with support from an external consultant. Recruited a new director for appointment to the Board. The Committee also focused on ongoing active succession planning given director retirements over the next five years.

•    Reviewed and recommended Board approval of director nominees and determined their independence.

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Board Committee Reports

Board and Committee Effectiveness

•    Oversaw the evaluation of the effectiveness of the Board, committees, Chair of the Board and Chief Executive Officer with the support of an independent external advisor, developed action plans and reviewed progress reports.

•    Oversaw the administration of CIBC’s continuing education program for directors and exceeded the Board’s target of having at least 10% of time at Board and committee meetings dedicated to director development.

•    Reviewed reports on the effectiveness of management reports to the Board and committees and enhanced reporting to facilitate more time for meaningful discussion at meetings.

Conduct

•    Assumed oversight of conduct risk.

•    Reviewed a report on the administration of and adherence to CIBC’s Code of Conduct by team members.

•    Acted as the conduct review committee for CIBC and its federally regulated subsidiaries.

•    Reviewed a report on CIBC’s complaint resolution process and changes to improve client experience on complaint resolution.

•    Reviewed a report on the effectiveness of CIBC’s privacy management framework, resolving privacy issues and an update on privacy related risks and developments.

Members of the Committee are Katharine Stevenson (Chair), Brent Belzberg, Patrick Daniel, Jane Peverett and Martine Turcotte. All members of the Committee are independent.

Report of the Management Resources and Compensation Committee

The Committee is responsible for assisting the Board of Directors in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

The Chair of the Committee and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, starting on page 55 of this Circular.

Responsibility	2019 Highlights
Performance, Compensation, Employment Arrangements and Ownership

•    Recommended Board approval of the CEO's fiscal 2019 goals and measures, performance and compensation.

•    Recommended Board approval of a $1.25 million increase in the CEO’s fiscal 2020 total direct compensation (TDC) target pay opportunity from $8.75 million to $10.00 million, to align the CEO’s compensation with the market.

-   This increase was solely in the form of variable incentive awards, which are earned to the extent goals are achieved, reflecting our continued focus on strongly aligning pay and performance.

•    Reviewed, approved or recommended Board approval of Executive Committee (EXCO) and other key officers' fiscal 2019 goals and measures, performance and compensation.

•    Approved compensation for employees whose TDC exceeds the materiality threshold determined by the Committee.

•    Recommended Board approval of an amendment to the Employee Stock Option Plan (ESOP) removing the section which previously allowed for the provision of loans to assist employees in exercising their options.

•    Reviewed compensation program changes which competitively align incentive compensation for all employees.

•    Reviewed adherence to share ownership guidelines for executives and Managing Directors.

•    Reviewed CIBC’s Change of Control Policy.

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Board Committee Reports

Talent and Succession

•    Recommended Board approval of changes to EXCO and other key roles by executing on our succession plans to strategically address current and future needs.

•    Recommended Board approval of the succession plans for the CEO and EXCO and reviewed progress on development plans for succession candidates for key leadership roles to ensure a robust pipeline.

•    Reviewed progress against CIBC’s Inclusion and Diversity strategy, with a specific focus on our strategy for attracting, retaining and inspiring diverse talent.

Human Capital Strategy and Culture	• Reviewed key strategic initiatives on CIBC’s Human Capital Strategy roadmap including: (i) the launch of CIBC’s Purpose to help make our clients’ ambitions a reality; (ii) CIBC’s Employee Value Proposition, measured through our annual employee survey; (iii) Goals Performance Success (GPS) - our new performance and incentive compensation program for the majority of our employees; (iv) CIBC’s new and modern human resources platform; and (v) CIBC’s leadership development architecture and programs.
Compensation Risk, Incentive Funding, Philosophy, Policies and Plans

•     Approved CIBC's compensation philosophy, methodology and governance.

•     Reviewed the alignment of compensation with business performance and risk.

•     With input from the Chief Risk Officer, Chief Financial Officer, Chief Client Experience Officer and Chair, Risk Management Committee, recommended Board approval of annual incentive compensation and allocations for functional groups and strategic business units.

•     Recommended Board approval of amendments to material compensation plans.

Pension	• Reviewed CIBC’s pension governance. • Approved changes to U.S. benefits and retirement programs. • Reviewed and discussed the ongoing effectiveness of CIBC’s pension plan strategy.
Governance and Controls

•   Reviewed an assessment of significant human resources risks and effectiveness of related internal controls.

•   Reviewed Internal Audit’s independent report on material compensation plans.

•   Reviewed regulatory and governance updates related to executive compensation.

•  Recommended Board approval of the executive compensation disclosure in CIBC’s management proxy circular.

•   Met with institutional investors to discuss aspects of CIBC’s executive compensation programs.

•   Obtained advice from the Committee’s Independent Compensation Advisor on executive compensation matters.

Members of the Committee are Patrick Daniel (Chair), Nanci Caldwell, Linda Hasenfratz, Katharine Stevenson and Martine Turcotte. All members of the Committee are independent.

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Board Committee Reports

Report of the Risk Management Committee

The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Responsibility	2019 Highlights
Principal Business Risks

•    Reviewed and recommended Board approval of CIBC’s risk appetite statement and approved CIBC’s strategic business unit (SBU) and functional group risk appetite statements. This included how CIBC’s risk appetite translates into actionable measures for CIBC’s SBUs and functional groups, alignment with strategic plans, as well as enhancements to strengthen CIBC’s Risk Management function to address evolving risks and regulatory frameworks.

•    Held education sessions covering management’s analysis (including emerging developments) of environmental, social and governance, artificial intelligence strategy, repurchase agreements, the Bank’s credit portfolio, and anti-money laundering; and a technology assessment.

•    Reviewed Risk Management’s assessment into year-end compensation recommendations.

•    Reviewed the capital plan and recommended Board approval of the Capital Policy.

•    Reviewed and approved refinements to various risk limits, funding, frameworks and policies, and associated compliance reporting, as well as CIBC’s Recovery and Resolution Planning.

•    Monitored and reviewed reports on CIBC’s risk profile including management’s assessment of information technology risk and governance activities.

•    Monitored top risk themes including information security, Canadian consumer debt and geopolitics.

•    Reviewed management’s self-assessment of the design and operating effectiveness of the risk assessment processes relative to new strategies, products or services.

•    Reviewed presentations on the risks associated with various business activities including real estate secured lending, commercial real estate and construction, auto lending, unsecured personal lending, as well as regional reviews including CIBC FirstCaribbean International Bank.

•    Reviewed management’s reports on stress testing relative to macro- economic conditions including an assessment of capital adequacy.

•    Reviewed and approved certain lending commitments that exceeded management’s lending authority.

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Board Committee Reports

Risk Management and Compliance Functions

•     Oversaw the appointment of a new Chief Anti-Money Laundering Officer and Chief Compliance Officer.

•     Reviewed and recommended Board approval of the Risk Management financial plan and staff resources.

•     Approved the Compliance department’s Independent Oversight Activities and Compliance plan for fiscal 2020.

•     Approved the Enterprise Anti-Money Laundering Group’s examination plan for fiscal 2020.

•     Reviewed succession plans, goals and assessments of effectiveness of the Chief Risk Officer, Chief Compliance Officer and Chief Anti- Money Laundering Officer.

Compliance

•    Continued to monitor global regulatory developments, guidance and compliance with regulatory requirements.

•    Provided oversight of Anti-Money Laundering (AML) and

Anti-Terrorist Financing (ATF) activities through the AML sub- committee.

•    Reviewed the Chief Compliance Officer's quarterly reports on Compliance as well as Enterprise Anti-Money Laundering Group’s quarterly report and the Chief Anti-Money Laundering Officer’s annual report.

Members of the Committee are Barry Zubrow (Chair), Brent Belzberg, Michelle Collins and Christine Larsen. Mr. Charles Brindamour joined the Committee effective February 1, 2020. All members of the Committee are independent.

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Statement of Corporate Governance Practices

Good governance is the foundation of our business sustainability and underpins CIBC’s purpose – to help make your ambition a reality. CIBC’s corporate governance framework guides the Board and management in fulfilling their responsibilities to CIBC and its stakeholders. As a recognized leader in corporate governance, we strive each year for continuous improvements to achieve excellence in governance. This statement of corporate governance practices was last reviewed and approved by the Board in February 2020.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, auditors and regulators.

Read about key elements of our governance practices:

40	Governance Structure	47	The Chief Executive Officer	50	Executive Compensation
40	Board Composition	47	The Chair of the Board	50	Inclusion and Diversity
40	Board Responsibilities	47	Board Committees	51	Talent Management and Succession Planning
41	Director Independence	48	Board Access to Independent Advisors and Management	51	CIBC Code of Conduct
44	Director Nomination Process	48	Director Orientation and Continuing Education	52	Corporate Sustainability
45	Director Tenure	50	Director Compensation	53	Subsidiary Governance
46	Annual Board Evaluation Process			53	Stakeholder Engagement
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Statement of Corporate Governance Practices

1.	Governance Structure

At the foundation of CIBC’s governance structure are knowledgeable, independent and effective directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs. Every year, the Board reviews and approves the mandates of the Board of Directors, Chair of the Board, Board Committees and a Board Chair.

Find Mandates of the Board, Board Committees, Chair of the Board and Board Committee Chair at www.cibc.com or www.sedar.com.

2.	Board Composition

The composition of the Board and its committees is affected by legal requirements, CIBC’s strategic priorities and the annual Board evaluation process.

Legal requirements – The Board complies with legal and regulatory requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act (Canada) (the Bank Act), securities laws and stock exchanges on which CIBC shares are listed.

Board size – The Corporate Governance Committee reviews Board size and composition annually. The Committee considers changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. The Committee is aiming for a Board size of 14 over time.

Director skill set and competency matrix – The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Corporate Governance Committee updates the matrix regularly to reflect the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses their skills and experiences identified in the matrix. The Corporate Governance Committee uses the results of the self-assessments to help identify gaps in the Board’s collective skill set, promote continuing education and determine committee composition. Charles Brindamour was appointed to the Board effective February 1, 2020. Mr. Brindamour brings more than 25 years of operating experience in the financial services industry to the Board, with key strengths in strategic planning and capital management.

Information on the skills and experience of our director nominees in areas the Board considers important to CIBC is on page 26 of the 2020 Management Proxy Circular (the "Circular").

3.	Board Responsibilities

The Board is responsible for supervising the management of CIBC’s business and affairs. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Culture of integrity - The Board oversees CIBC’s Code of Conduct and is responsible for satisfying itself about the culture of integrity throughout CIBC.

Strategic planning – The Board reviews and approves CIBC’s strategic, financial and capital plans, and monitors their effectiveness. In carrying out these responsibilities, the Board considers CIBC's risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment.

Risk management – The Board approves CIBC's risk appetite statement and, with support from the Risk Management Committee, oversees CIBC’s risk profile and processes to identify, measure, monitor and control CIBC’s principal risks.

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Internal control - With support from the Audit Committee, the Board oversees and monitors the integrity and effectiveness of CIBC's internal control over financial reporting, system of internal control, and compliance with legal, regulatory, accounting and financial reporting requirements.

Human resources management – With support from the Management Resources and Compensation Committee, the Board oversees CIBC's human capital strategy, including talent, succession planning and total rewards, and the alignment with CIBC's strategy, risk appetite and controls.

Corporate governance – With support from the Corporate Governance Committee, the Board establishes standards which allow the Board to function independently from management and Board policies that set out expectations and responsibilities of directors to contribute effectively to the Board’s operations.

Communications and disclosure – The Board reviews and monitors the effectiveness of CIBC’s communication framework, processes for maintaining effective stakeholder relationships and measures for receiving feedback from stakeholders.

4.	Director Independence

Director independence is an important part of how the Board satisfies its duty to supervise the management of CIBC’s business and affairs. The Board considers regulatory requirements, best practices and good judgment to define independence. In addition, the Board applies independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees promote independence by:

All director nominees are independent except Victor Dodig, President and CEO of CIBC.

•	reviewing the impact of any board interlocks (where two or more CIBC directors are on the board of another public company);
•	retaining advisors when needed for independent advice and counsel;
•	conducting regular in camera sessions of the Board and its committees without the Chief Executive Officer (CEO) or any other member of management;
•	adhering to CIBC's Director Tenure Policy and tenure limits (see “Director Tenure” on page 45);
•	determining whether directors have a material interest in a transaction; and
•	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules and Canadian Securities Administrators corporate governance guidelines. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. The Board bases its determination of independence primarily on questionnaires completed by each director nominee.

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All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional independence standards under the U.S. Sarbanes-Oxley Act of 2002.

Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE rules.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s circumstances). These “immaterial relationships” include:

•	routine banking services where a director, their immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and
•	the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) and, as long as the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of Board members in managing time demands and increasing Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment.

A director is required to obtain approval from the Chair of the Board before joining a new public company board.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers a number of factors in assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. The Committee monitors the overboarding policies of proxy governance advisory firms and institutional shareholders, many of which have different numerical limits on the number of boards a director may serve. The Committee believes that monitoring director performance is more effective than setting a numerical limit on public company service.

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Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There is one interlocking board membership among CIBC’s directors.

Company	Director	Committee Memberships
Capital Power Corporation	Jane Peverett Katharine Stevenson	Corporate Governance; Compensation and Nominating; Health, Safety and Environment Audit (Chair); Corporate Governance, Compensation and Nominating

The Corporate Governance Committee does not believe that this common board membership impacts the ability of these directors to act in the best interests of CIBC and does not impair their independence.

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance by looking at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to assess financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

No member of CIBC’s Audit Committee is on the audit committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they: 1) disclose that interest; 2) leave the meeting during Board or committee discussion; and 3) do not vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee. The Board believes that the Chair’s independence is important for leading the Board in carrying out its duties.

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5.	Director Nomination Process

Nominating a new candidate for election

The Corporate Governance Committee oversees Board renewal and is responsible for recommending director candidates. The Committee creates a candidate profile outlining the desired skills and experiences that will deepen the Board’s collective skills and experiences and support CIBC’s strategic priorities. The Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. The Committee also maintains a list of potential director candidates based on recommendations from Board members, shareholders, clients and employees. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss the candidate’s background, skills, experiences and ability to devote the time and commitment required to be on CIBC’s Board. The Corporate Governance Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or other issues.

There are mechanisms for stakeholders to recommend director candidates:

•	Under the Bank Act, shareholders may propose a director nominee to be included in CIBC’s proxy circular, provided they hold 5% of CIBC’s outstanding common shares.
•	Under CIBC’s Proxy Access Policy, qualifying shareholders may submit director nominations to be included in CIBC’s proxy circular. This policy is aligned with the approach to proxy access in the United States, except where Canadian law requires CIBC to comply with different requirements on share ownership. The policy is available at www.cibc.com.
•	A shareholder, client, employee or any other stakeholder may contact the Chair of the Board at any time to recommend director candidates. The Chair of the Board would then ask the Corporate Governance Committee to review the recommendation and report on the outcome of that review to the stakeholder.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance Committee reviews the director’s:

•	continuing integrity and suitability;
•	overall performance and capability to contribute effectively to the Board and its oversight responsibilities;
•	compliance with CIBC’s Code of Conduct;
•	attendance at regularly scheduled Board and committee meetings; and
•	tenure on the Board.
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6.	Director Tenure

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Under the Bank Act directors are elected by shareholders for a one-year term that expires at the next annual meeting. Under CIBC's Director Tenure Policy, the maximum period of time a director can be on CIBC’s Board is the earlier of 15 years after joining the Board or 75 years of age. A director would not stand for re-election at the annual meeting following that event. The

Corporate Governance Committee might recommend a director for re-election after the expiry of their maximum term if it is in the best interests of CIBC to do so. In addition, the Board Chair may serve a five-year term after initial appointment as Chair of the Board, regardless of age or number of years served as a director.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned director. This chart shows the amount of time that the director nominees for election at the 2020 annual meeting have served on CIBC’s Board. The average tenure of the director nominees is eight years.

At the request of the Board, Mr. John Manley agreed to act as Chair of the Board for an additional one- year term.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

•	the director no longer satisfies the director qualification requirements under applicable law;
•	there is a material change in the status of the director’s employment;
•	the director accepts a role with a company or organization which could have a material conflict with CIBC;
•	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or
•	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision- making process.

Majority voting

In an uncontested election where shareholders are asked to vote on the election of a director, a director nominee who receives a greater number of shareholder votes that are "withheld" than “for” will immediately tender their resignation to the Board. An “uncontested election” means an election where the number of nominees for director equals the number of directors to be elected. The Corporate Governance Committee will recommend that the Board accept the resignation absent exceptional circumstances. The Board will make its decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it was not accepted. The director who tendered the resignation will not take part in the decision-making process.

You can find our majority voting policy at www.cibc.com.

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Meeting attendance record

Regular Board and committee meetings are set about three years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice.

During fiscal 2019, directors attended 99% of regular Board and committee meetings. In addition, all the nominees for election as directors at the 2019 annual meeting attended CIBC’s most recent annual meeting of shareholders. See pages 9 to 25 of the Circular for information on Board and committee meeting attendance.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that a former CEO be re-elected as a director if in the best interests of CIBC to do so.

7.	Annual Board Evaluation Process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The external advisor also provides information on the corporate governance practices and board processes of other public companies.

Every director participates in an annual self-assessment and peer review process.

The evaluation includes:

•	a survey completed by each director;
•	a survey completed by senior executives on the performance of the CEO, the Board and the Board committees they support; and
•	individual one-on-one meetings between each director and the Chair of the Board.

The surveys ask questions about the effectiveness of the Board and committees in addressing areas of focus in the current year, what was done well and what could be done better. The topics covered by the survey are Board leadership, the Board and CEO relationship, talent management and succession planning, strategy, compliance, risk management, stakeholder engagement, tone at the top, culture, director education, board composition and operations. The survey also asks for input on areas of focus for the coming year.

One-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board reports to the Corporate Governance Committee on broad themes from these meetings and uses peer feedback to review individual director performance, identify opportunities for individual director development and succession planning for the Board and committees.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. Each Board committee monitors progress against its action plan.

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8.	The Chief Executive Officer

The CEO leads the management of CIBC’s business and affairs. In carrying out this responsibility, the CEO is responsible for duties relating to CIBC’s vision and values; strategy and operational direction; risk governance and internal control; financial information; human resources management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

9.	The Chair of the Board

The Chair of the Board is responsible for providing effective leadership of the Board, facilitating the operations and deliberations of the Board and overseeing the satisfaction of the Board's mandate. In carrying out these responsibilities, the Chair of the Board presides over Board and shareholder meetings; leads director development; leads the Board in overseeing the development of CIBC’s strategic plan; coordinates execution of the Board’s mandate and action plans; and communicates with shareholders, clients, employees, regulators and other stakeholders.

10.	Board Committees

The Board has four committees. In determining committee membership, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring new ideas and insights.

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; recommending the external auditors for shareholder approval; monitoring audit quality of the external auditors; reviewing the qualifications, independence and service quality of the external auditors and CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. The Audit Committee also oversees succession planning for the Chief Financial Officer (CFO) and the Chief Auditor. The Audit Committee meets regularly with the external auditors, the CFO and the Chief Auditor. All Committee members are independent and are “audit committee financial experts” under the U.S. Securities and Exchange Commission rules.

The Management Resources and Compensation Committee is responsible for global oversight of CIBC's human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, methodology and governance; recommends Board approval of annual incentive compensation funding; has duties relating to CIBC’s pension funds; and oversees the preparation of the compensation related disclosure in the Circular. The Management Resources and Compensation Committee reviews, approves or recommends Board approval of employment arrangements, goals and measures, performance, compensation, and succession plans for the CEO, Executive Committee members and other key officers. All Committee members are independent.

The Corporate Governance Committee is responsible for overseeing CIBC’s corporate governance framework; CIBC Board and committee composition; evaluation of CIBC’s Board committees and director effectiveness; director orientation and continuing education; and CIBC’s corporate responsibility reporting, stakeholder engagement framework and matters relating to conduct. All Committee members are independent.

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The Risk Management Committee is responsible for assisting the Board in fulfilling its responsibilities for defining CIBC's risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite; overseeing the identification, measurement, monitoring and controlling of CIBC’s principal risks (including those impacting capital or liquidity); reviewing and approving key frameworks, policies and risk limits established to control CIBC's exposures to its principal risks; and overseeing CIBC's Risk Management function. The Risk Management Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of executive compensation decisions and oversees succession planning for the Chief Risk Officer (CRO), Chief Compliance Officer and Chief Anti-Money Laundering Officer. All Committee members are independent.

11.	Board Access to Independent Advisors and Management

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors. The Management Resources and Compensation Committee has an independent compensation advisor that reports directly to the Committee and does not work on any other CIBC mandate. The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of Internal Audit, Finance, Compliance and Risk Management.

12.	Director Orientation and Continuing Education

CIBC’s Director Development Program fosters the continuous education of Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory developments related to the director’s Board and committee responsibilities.

The Board and its committees dedicated 17% of meeting time to educational presentations.

New director orientation

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director orientation manual that includes Board policies and procedures; CIBC’s by-law and organizational structure; CIBC’s strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a summary of key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO and members of management. Management also hosts tours of CIBC businesses and operations. The committee chair arranges orientation sessions about the committee when a new director joins. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

Continuing director education

During fiscal 2019, approximately 17% of agenda time was dedicated to continuing education, exceeding the Board’s goal of 10%. The Chair of the Board is responsible for coordinating director education at the Board level. Each Board committee chair is responsible for coordinating director education at the committee level. Directors identify continuing education topics in many ways - at Board and committee meetings, in surveys completed for the annual board performance evaluations and through regular feedback to the Chair of the Board and committee chairs. Directors may attend all committee education sessions, even if they are not a member of that committee.

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During fiscal 2019, directors participated in the following education sessions.

Attended	Session	Date
Board

• Investor Community Perspective on CIBC including Annual Report on Share Ownership

• Payments Modernization

• Open Banking

• Cyber Security Update

• Direct Banks Strategy Update

• OSFI Revised Corporate Governance Guidelines

• Investor Relations Report

• Technology Strategy

• The Canadian Context – Public and Consumer Sentiment

November 2018
November 2018
November 2018
February 2019
February 2019
February 2019
February, May and August 2019
August 2019
August 2019
Audit Committee

• Climate Related Risk Management Programs and Disclosures

• The Enhanced Auditors Report and Best Industry Practices in Audit

• Audit Quality Matters - Agile Auditing

• Residual Risk Methodology

• Finance Readiness for M&A

• IFRS 16 Deep Dive

April 2019
April 2019
August 2019
October 2019
October 2019
October 2019
Corporate Governance Committee	• Report on Business Governance Ranking • Proxy Disclosure - Peer Bank Review • Governance Update	November 2018 May 2019 November 2018 and February, May and August 2019
Management Resources and Compensation Committee	• Stakeholder Engagement Update • Regulatory Update • Pension Plan Strategy Review • Attracting, Retaining and Inspiring Diverse Talent at CIBC • Market Performance and Pay Trends	November 2018, February and May 2019 May and August 2019 August 2019
August 2019
October 2019
Risk Management Committee

• Environmental, Social and Governance Overview

• Artificial Intelligence Strategy

• Amendments to the Bank and FCAC Acts (Bill C-86)

• Repurchase Agreements (Repos) Review

• Credit Portfolio Overview

• Retail Credit Portfolio Review

• Australia Royal Commission: Conduct Risk Update

• Enterprise Fraud Program (Payments Modernization)

• Bill C-86 Financial Consumer Protection Framework

• Network Assessment

• Anti-Money Laundering Education and Tour

• Code of Conduct for Delivering Banking Services to Seniors

• Building a Sustainable Future - CIBC's Task Force in Climate Related Disclosures Report

November 2018 November 2018 November 2018
February 2019
February 2019
April 2019
May 2019
May 2019
May 2019
August 2019
August 2019
August 2019
August 2019

In addition, the Board fosters continuing education by each director individually, outside of Board and committee director education sessions. Directors receive an updated catalogue of internal and external educational opportunities periodically throughout the year. Individual director education consists of external courses; regular education presentations by internal and external experts; one-on-one sessions between a director and an internal or external expert on a specific topic; tours of CIBC businesses and operations; and educational reports posted to the Board website. CIBC pays the cost of all director continuing education relating to CIBC.

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13.	Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of CIBC shareholders, is competitive with the market and reflects best practices. The Corporate Governance Committee also reviews the workload, time commitment and responsibility of Board members. The Corporate Governance Committee may use an external advisor for advice on its director compensation policy and practices.

14.	Executive Compensation

The Management Resources and Compensation Committee oversees performance evaluation and compensation for the CEO, Executive Committee members and other key officers. When making incentive compensation decisions, the Management Resources and Compensation Committee looks at several factors, which include: CIBC’s financial performance and sustainability of earnings; adherence to CIBC’s risk appetite statement and controls; progress on client experience metrics; the review of qualitative considerations, including relative performance versus peers; and individual performance against goals approved by the Board or Committee with a focus on strategy execution.

The Management Resources and Compensation Committee considers input from the CFO, CRO, Chief Client Experience Officer and the Chair of the Risk Management Committee when it reviews and recommends Board approval of incentive compensation funding for CIBC and the allocations to strategic business units. The Management Resources and Compensation Committee recommends for Board approval the annual incentive targets and individual compensation amounts for the CEO, Executive Committee members and other key officers, and approves compensation for any individual whose total compensation is above a certain materiality threshold.

15.	Inclusion and Diversity

CIBC is committed to building a fair and inclusive work environment where diverse ideas and perspectives are valued. The Board and management believe it is imperative when executing CIBC’s strategy to leverage individual differences that reflect the diverse background of CIBC’s clients and employees including, but not limited to, age, gender, ethnicity, ability, experience, Indigenous status and sexual orientation.

The Board has a diversity policy which recognizes the value that all aspects of diversity bring to the boardroom in gaining new perspectives and delivering better business results for CIBC and its clients, shareholders and employees. This policy outlines the Board’s commitment to diversity among its members.

CIBC named one of Canada's Best Diversity Employers for the past nine years and listed on the Bloomberg Gender Equality Index for the past five years.

This past year, the Board updated its diversity policy to reflect that the Board seeks gender parity, however, since the appointment or retirement of a single Board member has a notable impact on the percentage of men and women on the Board, the Board's gender diversity target continues to be at least 30% women and at least 30% men. Over the next five years, the Board anticipates fluctuation in the percentage of women and men on the Board as new directors join to fill the vacancy resulting from retiring directors who have reached their maximum term of service. The Board is committed to adhering to its gender diversity target.

CIBC’s progress on gender balanced leadership continues. Currently women comprise:

•	40% of Board nominees;
•	27% of Executive Committee members; and
•	32% of global boarded executives.
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Board processes – Through the annual board evaluation process, the Board assesses its own diversity, including skills and experiences. See the “Annual Board Evaluation Process” on page 46. In addition, when recruiting new directors, the Board strives to enhance diversity while seeking the best candidates with the qualifications and range of skills and experience needed to fulfill its mandate. The Corporate Governance Committee establishes director selection criteria and assesses the skills, diversity, competencies and experiences of Board members annually. This assessment helps the Corporate Governance Committee measure progress on its diversity objectives. See “Board Composition – Director skill set and competency matrix” on page 40.

For more information, see “Inclusion and Diversity” on pages 50 and 78 of the Circular, CIBC’s public webpage at www.cibc.com/inclusion and CIBC’s 2019 Sustainability Report at www.cibc.com.

16.	Talent Management and Succession Planning

CIBC is committed to developing employees at all levels of the organization and ensuring that the diversity of our workforce reflects the markets where we do business.

The Management Resources and Compensation Committee and the Board review regular updates on the progress of our talent strategy and the strength and diversity of our pipeline of future leaders. At least once a year, the Management Resources and Compensation Committee and the Board review succession plans for the CEO and Executive Committee members across various time frames to ensure that management and the Board have choices when appointing talent in key roles. The Management Resources and Compensation Committee and management also discuss talent deeper in the pipeline, with potential over a longer horizon to develop into senior roles in the organization.

The Management Resources and Compensation Committee also reviews the succession plans for positions identified as other key officer and critical roles; the Audit Committee reviews the succession plans of the CFO and Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

17.	CIBC Code of Conduct

The Code of Conduct (“Code”) is our playbook that outlines the principles for how our team members behave, as we bring our values of trust, teamwork and accountability to life through our actions with our stakeholders. The Code applies to our team members - employees, contingent workers and members of the boards of directors of CIBC and its wholly-owned subsidiaries.

The Code sets out the following principles to help our clients make their ambitions a reality:

•	We act with honesty and integrity.
•	We ensure a respectful and safe workplace.
•	We identify and avoid conflicts.
•	We serve our clients and protect our brand, our investors and our environment.
•	We safeguard information of our clients and team members, and we protect other CIBC assets.
•	We cooperate with investigations.

There is a training program on the Code and every year all team members must attest that they have read, understood and will always follow the Code.

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CIBC team members across the globe are obliged to speak up when they become aware of activities that they believe are inconsistent with the Code, or that might be damaging to CIBC or our stakeholders. There is no retaliation for speaking up. Our confidential Whistleblower Hotline, available 24/7 and in many languages, allows for anonymous reporting of concerns. No identifying information (including a caller’s name or telephone number) is available to the hotline service provider and calls are not recorded. CIBC’s other reporting channels include Human Resources/Employee Relations, Corporate Security or a Board member.

Changes to the Code are reviewed by the Board for approval. Legal requirements provide that CIBC’s Board of Directors must approve waivers for Board members and certain executive officers, and publicly disclose any waivers. No waiver has been granted to date.

18.	Corporate Sustainability

The Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility and sustainability.

The Corporate Governance Committee reviews reports and disclosure on CIBC’s approach to conducting its business in an ethical and socially responsible and environmentally conscious manner. This review includes CIBC’s 2019 Sustainability Report; Code of Conduct; client complaint processes; privacy matters; donations and community investments; and our stakeholder engagement practices.

Find the 2019 Sustainability Report at www.cibc.com.

The Management Resources and Compensation Committee considers how effectively CIBC’s corporate responsibilities have been discharged when determining performance-based compensation for senior executives, including the CEO and Executive Committee members. The Management Resources and Compensation Committee is also responsible for reviewing CIBC’s approach to important social factors like culture, inclusion and diversity, as well as their alignment to our corporate strategy.

The Risk Management Committee reviews and approves CIBC’s frameworks and policies on the identification and control of a variety of risks. This review includes CIBC’s Reputation Risk Management Framework and Global Conduct Risk Framework.

Inspired by our purpose to help make your ambition a reality, we are integrating sustainability into everything we do, focusing on environmental, social and governance (ESG) matters of importance to our stakeholders. The Board participated in a development session with internal and external ESG leaders on enhancements being made to CIBC’s ESG framework in support of our corporate strategy and our related ESG disclosure. CIBC is committed to being transparent with stakeholders on our efforts to address climate change through our participation in the CDP (formerly Carbon Disclosure Project) and our recent report aligned to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Developing a comprehensive TCFD report is a multi-year journey and sharing approaches across organizations is critical to the development of a climate report that is consistent and comparable. As such, we are participating in the United Nations Environment Program – Finance Initiative Task Force on Climate Related Financial Disclosure (UNEP-FI TCFD) working group to develop an industry consistent approach to tools and methodologies. Through energy reduction initiatives such as HVAC improvements, lighting retrofits and smart controls, we reduced our greenhouse gas emissions by 6% in 2019. In September 2019, we launched our 10-year sustainable finance target. The commitment of $150 billion in environmental and sustainable finance by 2027 supports the use of innovative market based solutions to address critical environmental challenges, including climate change. Read more about CIBC’s focus on ESG topics in our 2019 Sustainability Report.

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Statement of Corporate Governance Practices

19.	Subsidiary Governance

CIBC’s Enterprise Subsidiary Governance Framework provides guidance on the oversight responsibilities between the CIBC Board and its subsidiary boards, including certain subsidiary boards in the U.S. region. The framework outlines key principles of CIBC’s enterprise-wide approach to subsidiary governance, including board composition, director selection criteria, tenure and board size. The framework supports CIBC’s multi-disciplinary approach to subsidiary governance through strategic business units; control and governance functions; the CIBC Board; subsidiary boards and reporting to those boards.

The Corporate Governance Committee is responsible for overseeing the framework and reviewing reports on governance matters relating to CIBC subsidiaries. See “Report of the Corporate Governance Committee” on page 34 of the Circular for information on the committee’s continuing work regarding oversight responsibilities and interconnectivity among the boards of CIBC and certain U.S. legal entities.

20.	Stakeholder Engagement

The Board and management believe that understanding the perspectives of CIBC’s stakeholders is key to being a relationship- oriented bank. Some of the ways CIBC engages with its stakeholders are set out below.

Disclosing material information to the market – CIBC’s disclosure policy outlines our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee reviews how management administers the policy annually. The Board reviews and approves changes to the policy. CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, as well as controls around CIBC’s disclosure and financial reporting.

Feedback from stakeholders provides valuable input to the Board.

Communication strategy – The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, the investment community, the media, and government. The Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and others in the investment community to talk about CIBC’s approach to corporate governance, risk governance, talent management, executive compensation and emerging environmental, social and governance practices.

Whistleblowing and Confidential Whistleblower Hotline – The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework for investigating and reporting concerns raised by CIBC employees, contingent workers or others (e.g., clients, suppliers and shareholders) about accounting, internal accounting controls or auditing matters at CIBC. In addition, CIBC employees, contingent workers and others can report concerns through the Whistleblower Hotline about irregular business activities or behavior that may expose CIBC to reputation risk, including fraud, integrity of financial reporting, ethics, actual or potential violations of CIBC’s Code of Conduct, or violations of a law or regulation. Reports to the Whistleblower Hotline are confidential and callers can choose to remain anonymous.

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Statement of Corporate Governance Practices

Annual Meeting – CIBC’s annual meeting of shareholders is held at different locations across Canada so that directors and management can meet shareholders, clients and employees. The meeting is also conducted as a live webcast, so that all shareholders can participate.

‘Say on Pay’ – Shareholders can have a say on pay by voting for or against an advisory resolution on CIBC’s approach to executive compensation described in the Circular. The vote is advisory, not binding and does not diminish the Board's roles and responsibilities. However, the Board and the Management Resources and Compensation Committee consider the results of this vote in making future executive compensation decisions.

Hearing from shareholders – CIBC’s Investor Relations website at www.cibc.com contains helpful information about upcoming reporting dates, quarterly investor presentations, fact sheets on CIBC’s financial performance and webcast links. CIBC’s Investor Relations group welcomes dialogue with shareholders and potential investors.

Last year 95% of shareholder votes were in favor of CIBC's approach to executive compensation.

Contacting CIBC’s Board

Anyone may contact the Board, the Chair of the Board, a Board committee or a director at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Requesting paper copies

Our statement of corporate governance practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

We encourage you to join our digital movement and go paperless by accessing these materials at www.cibc.com.

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Message to our Fellow Shareholders

At CIBC, we are building a relationship-oriented bank for a modern world that delivers on our purpose to help make our clients’ ambitions a reality.

In 2019, we continued to execute on our strategy by focusing on four areas:

Building a strong client-focused franchise by delivering on our purpose to help make our clients’ ambitions a reality.

Diversifying our earnings growth by creating a robust cross-border platform for our clients.

Optimizing our operational efficiency by driving growth, maintaining a strong focus on continuous improvement and keeping a careful eye on costs.

Maintaining capital and balance sheet discipline by investing our resources in alignment with our strategy.

Aligning executive compensation with our strategic priorities

Overall, the Committee and Board are pleased with our strategic progress in 2019 under the strong leadership of our CEO and the Executive Committee (EXCO). Our executive compensation program provides a direct connection between shareholders and our talent, ensuring we are able to attract, retain and motivate a talented team that drives long-term value.

As part of our global oversight responsibilities, we consider our objectives when determining executive compensation, including: alignment with shareholder interests; the successful achievement of our strategy; and adherence to our risk tolerance.

In 2019, the strong link between executive compensation and business performance was demonstrated through our Business Performance Factor (BPF) which is comprised of three key measures: client experience measured by our Client Experience (CX) Index with a 25% weighting; simplification and efficiency measured by our adjusted non-interest expense to revenue (NIX) ratio with a 25% weighting; and financial performance measured by our adjusted diluted earnings per share (EPS) with a 50% weighting. Incentive awards for all executives and most of our employees are based on their individual performance and our BPF.

CIBC’s employee experience

At CIBC, we recognize that delivering on our strategy requires each of our 45,000 employees to act as one team, guided by a collective purpose, to help make our clients’ ambitions a reality. In 2019, we intensified and reinvigorated that commitment by:

•	building it into a formalized Employee Value Proposition which articulates our commitments to our employees to help them realize their ambitions and personally experience CIBC’s purpose firsthand;
•	introducing a series of wellbeing initiatives designed to promote financial, physical and mental wellbeing, which help employees achieve their personal ambitions, so that they can in turn focus on helping our clients achieve theirs;
•	transitioning to a simple, relevant and motivating performance management process that emphasizes individual strengths and goals to enable employees to perform at their best; and
•	implementing a more transparent incentive compensation approach for a majority of our employees that is consistent with the approach we use for our executives, and continues to reward both individual achievement and collective success.

Our continued commitment to creating a strong purpose-driven culture resulted in positive outcomes on two key metrics. First, employee engagement, which measures how engaged, enabled and energized the team is, increased from last year and was 8% above the global financial services benchmark. Second, our employee Net Promoter Score, which measures how likely our employees are to recommend CIBC to a friend seeking employment and as a place to do business, also increased from already strong 2018 results.

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Message to our Fellow Shareholders

Fiscal 2019 performance

CIBC reported solid results in 2019, against the backdrop of a challenging operating environment, including sustained low energy prices, declining interest rates, geopolitical tensions and global trade uncertainties. We continued to execute on our client-focused strategy in a highly competitive market environment, and invested in long-term growth as we build a relationship-oriented bank for the modern world. You can read more about CIBC’s and our business units’ performance in our 2019 Annual Report. In summary:

•	Adjusted total revenue of $18.7 billion(1) increased 3% over 2018 while adjusted non-interest expenses of $10.4 billion(1) increased 3% as we continued to diversify our earnings and invest in our core businesses.

—     Adjusted operating leverage, which measures the difference between year-over-year revenue growth and year-over-year expense growth, remained positive.

•	Adjusted pre-provision net income (adjusted total revenue less adjusted non-interest expenses) of $8.3 billion was 3% higher than the previous year.
•	Adjusted net income of $5.4 billion(1) and adjusted diluted EPS of $11.92(1), were 2% lower than 2018, and below our target, reflecting a higher provision for credit losses and a challenging environment.
—	Canadian Personal and Small Business Banking reported volume growth and higher margins, however, lower than expected revenue growth and higher provision for credit losses resulted in an adjusted net income decline of 4%, and did not meet our target. Additionally, funds managed growth of 2% did not meet our target of above market growth.
—	Canadian Commercial Banking and Wealth Management’s adjusted net income was flat compared to last year, and slightly below our target. Strong balance growth in both loans and deposits of 12% and 15%, respectively, exceeded our target of 9% to 11%, driven by the addition of front-line staff to meet market needs and capitalize on referral opportunities across our bank on both sides of the border, offset by higher provision for loan losses.

Referrals of $9.0 billion in fiscal 2019 met our goal of between $8.0 and $11.0 billion by fiscal 2020.

—	U.S. Commercial Banking and Wealth Management’s adjusted net income growth of 22% exceeded our target, driven by a combination of deepening existing relationships in markets we know well, and by selectively entering new markets. Total loans and deposit growth of 13% and 18%, respectively, exceeded our target of 9% to 11% growth in loans, and between 13% and 15% growth in deposits.
—	Capital Markets reported solid underlying business results with pre-provision net income that was in line with last year, despite a slower issuance market. However, an increase in provisions for credit losses resulted in a decline in adjusted net income by 12% and was below our target. We are making good progress towards our target of 40% growth from the

U.S. by fiscal 2022, and 25% growth from non-Capital Markets clients.

•	Our common share dividends increased 5% from $5.32 per share in 2018 to $5.60 per share in 2019, while maintaining an adjusted dividend payout ratio of 46.9%(1).
•	Our adjusted return on equity (ROE) was 15.4%(1) and we maintained a strong Basel III Common Equity Tier 1 capital ratio of 11.6% as at October 31, 2019.
•	Our NIX ratio, a key measure of our operating efficiency, was 55.5%(1) on an adjusted basis, a slight improvement from 55.6%(1) in 2018, and slightly above our target of 55.0%.
•	Our CX Index continued to improve and we made significant strides in closing our gap to the market leader through our ongoing focus on meeting client needs through emerging channels, such as digital and mobile banking, coupled with a strong focus on the advice and client conversations that build long-term relationships. Our client-focused efforts helped us achieve our best client experience satisfaction scores from the J.D. Power Retail Banking study and our best annual Net Promoter Score (NPS) from the IPSOS Customer Service Index.
(1)	Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 13 of CIBC’s 2019 Annual Report. We use the non-GAAP measures of adjusted diluted EPS and adjusted NIX ratio as elements in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in “Assessing financial performance and determining compensation” on page 67.
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Message to our Fellow Shareholders

•	Our risk was well managed, operating within our risk capacity and with the majority of our risk appetite statement measures performing in alignment with our limits.
•	Our North American growth strategy and our ability to serve clients on both sides of the border was enhanced with the completion of two U.S. acquisitions: Lowenhaupt Global Advisors, a private wealth management business with offices in St. Louis and New York, serving ultra- high net worth clients, on September 1, 2019; and Cleary Gull, a Milwaukee-based boutique investment banking firm specializing in the middle market, on September 9, 2019.
•	Following the end of fiscal 2019, we announced an agreement to sell a significant portion (66.73%) of our majority stake in CIBC FirstCaribbean to GNB Financial Group Limited, enabling us to further sharpen our focus on our core businesses.

Based on CIBC’s fiscal 2019 performance, the final BPF was 95%, 5% below our target and well below the maximum potential payout opportunity, thus clearly aligning our executive compensation with our performance. Final incentive payouts incorporate individual performance factors, which are determined using a scorecard of metrics in areas of client, employee, other financial and strategic results. You can read more about our variable incentive plan design and BPF calculation starting on page 65 of the Compensation Discussion and Analysis (CD&A).

Compensation for our CEO

2019 pay

Based on CIBC’s fiscal 2019 performance and Mr. Dodig’s performance against his individual goals, Mr. Dodig earned Total Direct Compensation (TDC) of $8.51 million for fiscal 2019, which is $0.24 million or 3% below his 2019 TDC target of $8.75 million and $1.02 million lower than 2018. Mr. Dodig’s incentive compensation of $7.51 million is composed of a cash bonus of $1.50 million, grants of Performance Share Units (PSUs) of $4.81 million and stock options (options) having a compensation value of $1.20 million. Mr. Dodig’s PSUs remain subject to future vesting conditions including relative ROE and Total Shareholder Return (TSR) performance. The Committee and Board believe that their decisions on Mr. Dodig’s pay are supported by his performance in leading CIBC in a highly competitive market, while continuing to advance CIBC’s long-term strategy.

2019 ownership

Mr. Dodig is a significant shareholder in CIBC. As of October 31, 2019, he owned $20.59 million worth of CIBC equity, which is 20.6 times his salary. This substantial ownership level creates significant long-term alignment with shareholders’ interests and mitigates against excessive risk taking.

2020 TDC target change

For fiscal 2020, the Committee recommended and the Board approved, an increase in Mr. Dodig’s TDC target pay opportunity of $1.25 million to $10.00 million, to align more appropriately with the market. This increase was solely in the form of variable incentive awards, which are earned to the extent goals are achieved, reflecting our continued focus on strongly aligning pay and performance.

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Message to our Fellow Shareholders

Executing on our talent strategy

Effective talent management and succession planning is critical to our long-term success and in 2019, we continued to execute on our talent strategy by drawing on the depth of our succession pipeline. We made a number of key leadership changes to deliver on our bank’s purpose for today and tomorrow and some notable highlights relating to our named executive officers (NEOs) are outlined below:

•	We completed the planned transition of Larry Richman to a new role as Chair, U.S. Region, CIBC Bank USA and leveraged the deep CIBC expertise of Michael Capatides to replace Larry Richman as Group Head, CIBC U.S. Region, President and CEO, CIBC Bank USA, effective April 1, 2019.
•	We announced the appointment of Hratch Panossian as Chief Financial Officer (CFO), effective November 1, 2019, replacing Kevin Glass.

The depth of our succession pipeline is made possible through the strategic design and execution of our executive talent review processes and leadership development architecture. In 2019, the CIBC Leadership Institute continued its focus on the deployment of programming to build leadership capability at all levels anchored in our purpose, to further enable us to build a modern, relationship-oriented bank of tomorrow.

We recognize that diverse teams working in an inclusive environment are more innovative, make better decisions, reduce risk and deliver a superior experience for our clients. In 2019, we were proud these efforts were recognized when CIBC was named as one of Canada’s Best Diversity Employers for the ninth year in a row and one of the 50 Most Engaged Workplaces in North America for the sixth consecutive year. Also in 2019, as further recognition of our inclusive culture, CIBC was ranked second among Canadian companies and 58th globally in Equileap’s Global Top 100 ranking and report for gender equality; and two of our leaders were named 2019 Champions of Change by Women in Capital Markets. You can read more about talent management and inclusion and diversity at CIBC starting on page 77 of the CD&A.

Responding to shareholder feedback

We routinely interact with our shareholders and proxy advisory firms. We have listened and acted on your feedback in a number of different ways:

•	First, we have expanded our disclosure on the CX Index, which constitutes 25% of our BPF, by providing information on the type of measures included in the index, client experience improvements we have made this year and improvements we still plan to make. You can read more about this on page 66 and page 68 of the CD&A.
•	Second, we have included information on the performance of our core businesses on page 56 of this Message to our Fellow Shareholders.
•	Third, all our EXCO members, including the EXCO members who run our core Canadian businesses, were compensated based on our CIBC BPF of 95%, which is 5% below target. Together with their individual performance, EXCO members’ compensation is generally lower than 2018, and appropriately aligned with the performance of our businesses. You can read more about the performance measurement process for EXCO members on page 65 of the CD&A.

We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

The Committee and the Board are proud of the CIBC team and remain committed to ensuring long- term value for all the bank’s stakeholders. On behalf of the Committee and the Board, we thank you, our shareholders, for your continued support.

Sincerely,

Patrick D. Daniel

Chair, Management Resources
and Compensation Committee

John P. Manley

Chair of the Board

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Compensation Discussion and Analysis

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program and explains how CIBC compensates its executives and how we determined fiscal 2019 compensation for our NEOs.

Compensation Philosophy, Practices and Governance

At CIBC our approach to compensation is based on three key principles:

Align with CIBC’s business strategy, risk appetite, creation of sustainable shareholder value and the evolving regulatory environment, including business conduct and sales practices	Support CIBC’s ability to attract, motivate and retain the right talent	Pay for performance and encourage behaviours aligned with CIBC’s purpose and values

The following section summarizes how we reflect good governance and risk mitigation in our compensation programs. More information is provided on the following pages.

Compensation Governance Practices

•	Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards as adopted globally by regulators
•	Align performance measures with CIBC’s Board-approved strategic plan
•	Apply upside limits to individual incentive awards
•	Align the vesting of compensation awards with the time horizon of risks
•	Define minimum deferral levels and set minimum equity ownership levels for material risk takers
•	Use performance and misconduct clawback provisions to enable CIBC to recover compensation in appropriate circumstances
•	Determine compensation for employees in control functions independently from the performance of the business segments they oversee
•	Determine compensation for the CEO considering both horizontal and vertical pay ratio analyses
•	Assess the appropriateness of compensation by stress-testing different compensation scenarios and backtesting realizable pay
•	Determine realizable and realized pay using relative and absolute metrics
•	Require a “Double Trigger” in our Change of Control Policy (i.e., payment occurs only upon both a change of control and termination of employment)
•	Limit bonus guarantees to new hires or for exceptional circumstances to no more than 12 months
•	Ensure the Committee’s independent advisor provides advice on executive compensation matters, has the power to challenge recommendations from management and does not perform other work for CIBC
•	Do not re-price or backdate options, or discount options at the time of grant
•	Do not allow hedging designed to monetize or reduce market risk associated with equity-based compensation
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Compensation Discussion and Analysis

Committee composition

Members of the Committee, Patrick Daniel (Chair), Nanci Caldwell, Linda Hasenfratz, Katharine Stevenson and Martine Turcotte bring diverse skills and experiences, including leadership, human resources management/compensation, risk management and risk governance, that assist the Committee in making decisions on CIBC’s compensation policies and practices and fulfilling its mandate.

For information on the experience and educational background of the Committee members standing for re-election, see our director nominee biographies starting on page 10 and “Director nominee skills and experience” on page 26. For information on director education sessions provided to Committee members in fiscal 2019, see page 49.

Independent advice

The Committee has engaged Pay Governance LLC (Pay Governance) and its predecessors since 2006 to provide independent analysis and advice to the Committee on all executive compensation matters including compensation targets and annual compensation recommendations for the CEO and EXCO members.

The table below discloses the fees paid by the Committee over the past two fiscal years to Pay Governance. Pay Governance has not provided other services to CIBC in those years. As a result, the Committee believes Pay Governance is an independent advisor based on the U.S. Securities and Exchange Commission’s factors for evaluating advisor independence.

Executive Compensation Related Fees	2019		2018
	(US$)	(%)	(US$)	(%)
For Committee Work	175,000(1)	100	220,000(1)	100
For Management Work	―	―	―	―
(1)	The 2019 fees equate to C$232,628 and the 2018 fees equate to C$283,360 when converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.3293 for 2019 and the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.2880 for 2018.

The Committee and the independent advisor meet in camera without management at every meeting and the Chair of the Committee meets privately with the advisor before each meeting. These discussions contribute to the Committee’s effectiveness in overseeing compensation.

The Committee engages external legal counsel and other advisors as required to provide expert advice or director education. The Committee also evaluates the independence of these outside advisors and considers any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and their Implementation Standards. The Committee reviews a report prepared by the Chief Auditor on the results of the review.

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Compensation Discussion and Analysis

Approach to Executive Compensation

Our executive compensation program aligns compensation with business and individual performance and incorporates a strategy-driven and risk-controlled approach.

Key design features

Align with CIBC Strategy

Compensation is tied to our strategy of building a relationship-oriented bank for a modern world that delivers on our purpose to help make our clients’ ambitions a reality and to drive total shareholder return

Pay for Performance	Incentive compensation design reinforces “one CIBC team” aligned to overall bank performance, core strategic business unit performance and individual accomplishments

Attract and Retain Talent	Market competitiveness is assessed when setting compensation targets for executives

Risk Management	Adherence to CIBC’s risk appetite and effective risk management objectives are considered in compensation design, incentive funding and individual payouts

Shareholder Interests	The creation of enduring shareholder value is emphasized by promoting share ownership for all employees and a significant equity deferral for executives

Good Corporate Governance	All compensation programs are designed and delivered based on sustainable good governance practices

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Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation program includes direct compensation (salary and variable incentive awards) and indirect compensation (benefits, perquisites and retirement programs). The Committee reviews these components regularly to assess market competitiveness and continued alignment with our compensation philosophy.

Compensation Element	Focus	Purpose	Form	Performance Period
Direct Compensation
Salary (Fixed)		Provide competitive fixed pay based on job scope, skills, experience and market competitiveness.	Cash	1 year
Variable Incentive Award(1)

Align incentive compensation with business and individual performance.

Individual short-, medium- and long- term grants/awards are based on predetermined fixed percentages for cash and deferred equity.

	Short-term	Annual cash bonus rewards the achievement of business objectives.	Cash(2)	1 year
	Medium-term	Deferred incentive focuses on performance over the medium-term.	PSUs	3 years
	Long-term	Deferred incentive motivates eligible executives to create sustainable shareholder value over the long-term.	Options	3 to 10 years
Indirect Compensation
Benefits		Invest in the health and wellness of executives and employees.	Group benefit programs	-
Perquisites		Executive perquisite offering may include club membership, annual health assessment and car benefits.	Annual allowance or reimbursement	-
Retirement Programs		Contribute to financial security after retirement.	Pension(3)	-
(1)	If an employee engages in misconduct that causes a significant financial loss to CIBC or that causes a material restatement of the financial statements, CIBC may demand the repayment of cash or deferred incentive compensation awarded.
(2)	Executives may elect to voluntarily defer some or all of the cash incentive received into deferred share units (DSUs) which increase equity ownership under CIBC’s guidelines and which only pay out following retirement, termination of employment or death.
(3)	Competitive pension arrangements are provided to all employees. A Supplemental Executive Retirement Plan (SERP) is provided to executives at the level of Senior Vice-President and above (described on page 88). For executives that joined the SERP prior to January 1, 2016, credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. For any executive that joined the SERP or was promoted after January 1, 2016, SERP benefits accrue on a fixed, flat dollar basis and service is credited only from the date they joined the SERP. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.
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Compensation Discussion and Analysis

Variable incentive award

Variable incentive awards are important in ensuring pay for performance alignment. Variable incentive awards for the CEO and EXCO members are awarded in cash and deferred equity- based compensation based on the weightings set out below:

	Cash Incentive Award (Short-term)	Deferred Incentive Award (Medium- and Long-term)
CEO	20%	80%
EXCO	30%	70%

Deferred Incentive Mix
PSUs (Medium-term)	Options (Long-term)
80%	20%

Deferred incentive award

Deferred incentive awards are used to align executive compensation with mid- and long- term shareholder interests. CIBC’s deferred incentive award is granted utilizing the vehicles described below. More detail is provided starting on page 84.

Deferred Incentive Award Vehicle	Description
PSUs (Medium-term)	•	PSUs vest and settle in cash at the end of a three-year performance period.
	•

The percentage of PSUs which vest ranges from 75% to 125% depending on CIBC’s ROE and TSR performance during the three-year performance period relative to Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank.

	•	ROE and TSR performance for CIBC and each peer bank are ranked from one (highest performance) to six (lowest performance). Based on CIBC’s ranking for each measure, over the three-year period, a performance factor is assigned using the following scale:

		Rank	Performance Factor
		1	125%
		2	115%
		3	105%
		4	95%
		5	85%
		6	75%
	•	The ROE performance factor is averaged with the TSR performance factor to determine the final vesting percentage.
	•	The final vesting percentage is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest and pay out based on CIBC share value at that time. (See “2016 PSU vesting” on page 81 for actual calculation details.)
	•	The Board has discretion to adjust the vesting percentage and may reduce it to 0% if it deems that a material event occurred during the three-year performance period which impacts CIBC’s financial or market performance relative to the peer group.

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Compensation Discussion and Analysis

Deferred Incentive Award Vehicle	Description
Options (Long-term)	• Options vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term. • Future realizable value depends on shareholder value creation.
DSUs (Long-term)

•     DSUs settle in cash after the executive leaves CIBC, based on CIBC share value at that time.

•     An executive can voluntarily elect to defer up to 100% of their cash incentive award into DSUs, which enhances the alignment of executive compensation with long-term shareholder return experience.

Establishing total direct compensation target

Total Direct Compensation (TDC) includes an executive’s annual salary and variable incentive award. At the beginning of each year, the Committee reviews and recommends TDC targets for the CEO and EXCO members for Board approval. A target is revised only when there is significant change to a role or to market compensation for the role.

When reviewing TDC targets, the Committee considers market data for the peer group, the relative size of peer organizations, the relative size and scope of the role and the incumbent’s experience. Market data is sourced from publicly available data and from benchmarking data provided by Korn Ferry Hay Group, an external service provider engaged by management that regularly conducts a syndicated study for Canada’s large financial institutions.

Peer group

Compensation targets for the CEO and EXCO members are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, the CEO and EXCO roles are benchmarked against the other five major Canadian banks(1). For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies(1), as the market for these roles is comparable more broadly across the financial services industry. For the Group Head CIBC U.S. Region, additional benchmarking data is drawn from Willis Towers Watson’s global financial services database focused on smaller regional and community banks in the U.S. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)	Peer group of five major Canadian banks: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank; and two Canadian Insurance companies: Manulife Financial and Sun Life Financial.
(2)	As at October 31, 2019 for banks and September 30, 2019 for insurance companies.
(3)	Year ended October 31, 2019 for banks and trailing 12 months ending September 30, 2019 for insurance companies.

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Compensation Discussion and Analysis

Pay mix

The charts show the compensation elements as a percentage of fiscal 2019 target TDC for the CEO and EXCO members. The charts demonstrate the greater pay variability for the CEO and EXCO business leaders who are best positioned to affect business results over the long-term compared to EXCO functional group heads in Administration, Finance, Risk Management, Human Resources and Communications, and Technology and Operations.

Establishing goals and assessing individual performance

At the beginning of each year, the Committee sets the annual goals and measures for the CEO and EXCO members and recommends the CEO’s goals and measures for Board approval. The Audit Committee and the Risk Management Committee also review the annual goals and measures for the CFO and the Chief Risk Officer (CRO), respectively. These goals align with CIBC’s strategic priorities and include financial performance, client experience, simplification and efficiency, culture and employee engagement. Each of these goals has specific absolute or relative measures of performance.

At the end of each year, the CEO and EXCO members complete self-assessments against their individual goals. The input from the self-assessment, together with the absolute or relative measures of performance, input from the Committee, and from the CEO in the case of EXCO members, is used to determine the final year-end assessment.

This assessment also includes a review of compliance with CIBC’s risk, audit and compliance objectives. The Audit Committee and the Risk Management Committee also review and provide their input into the performance assessment of the CFO and CRO, respectively. The Committee reviews the performance of the CEO and EXCO members against their goals and measures and approves an Individual Performance Factor (IPF) for EXCO members and recommends an IPF for the CEO to the Board for approval. The IPF is used in determining the executive’s incentive compensation award which is approved by the Board for the CEO and EXCO members. See “Variable incentive plan design” below.

Variable incentive plan design

The variable incentive plan, known as Goals Performance Success (GPS)(1) for all executives, including the CEO and EXCO members, provides transparency with respect to how incentive awards are determined and a strong link between pay and performance. The variable incentive plan components are described below:

(1)	GPS target, expressed as a percentage of salary;
(2)	Individual Performance Factor (IPF); and
(3)	Business Performance Factor (BPF).

(1) Also referred to as the Annual Incentive Plan.

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Compensation Discussion and Analysis

An executive’s GPS award is determined using these components, as described below:

GPS Award	=	Annual Salary Earnings	X	GPS Target (% of salary)	X	IPF	X	BPF

The GPS award is capped at a maximum of

150% of the target incentive award to mitigate undue risk taking.

Under extreme circumstances, the GPS award may be reduced to zero to ensure pay for performance alignment.

GPS Awards for the CEO and EXCO members are approved by the Board.

Determined based on competitive market analysis conducted as part of the target setting process described under “Establishing total direct compensation target” on page 64.

Varies by role, market and executive job level.

Determined based on individual performance assessed against strategically aligned goals as described under “Establishing goals and assessing individual performance” on page 65.

IPFs are approved by the Committee for EXCO members and by the Board for the CEO.

Determined based on absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy.

The Committee and Board have the ability to make adjustments at their discretion.

Business Performance Factor

The BPF can range from 0% to 125% and is determined based on performance against metrics that are aligned to CIBC’s strategic priorities with a focus on financial performance, operational efficiency and client experience. The performance measures and relative weighting used to determine the BPF are set out below:

Performance Measure	Measure Description	Weight
Adjusted diluted EPS vs. target	Measure of profitability, incorporating performance of all businesses and aligned to creating shareholder value	50%
Adjusted NIX ratio vs. target	Measure of operational efficiency that reflects how much it costs to earn a dollar	25%
CX Index(1)	Measure of client experience directly aligned to our client-focused strategy	25%
(1)	The CX Index is comprised of multiple measures from our businesses, including Canadian Personal and Small Business Banking, Capital Markets, Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. These measures include external or third party surveys and internal measures that drive the most impactful behaviours to help in our pursuit of becoming number one in the market in client experience.

In addition to these performance measures, the Committee and Board have discretion to adjust the calculated BPF based on qualitative factors described below:

•	results vs. peers to assess relative performance against key financial measures such as revenue and EPS growth;
•	risk, to ensure compensation is aligned with our risk appetite and objectives by considering risk outcomes with adjustments being made only to reduce the BPF (or individual awards);
•	unexpected outcomes and other items that either should be included or excluded from the performance that determines the BPF; and
•	any other factors the Committee and the Board consider appropriate.
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Compensation Discussion and Analysis

Assessing financial performance and determining compensation

In assessing financial performance, the CFO, the CRO, the Committee and Board review results on a reported basis (in accordance with International Financial Reporting Standards) and an adjusted basis. Both perspectives are considered useful to understand performance. The adjusted measures, such as adjusted diluted EPS(1) and adjusted NIX(2) ratio (also known as adjusted efficiency ratio), are used to assess CIBC’s underlying business performance and as one element of measuring executive performance for compensation decision-making purposes. Additional adjusted measures include: adjusted total revenue on a taxable equivalent basis (TEB)(3), adjusted net income(4) and adjusted ROE(5). A further discussion of non-Generally Accepted Accounting Principles (GAAP) used by CIBC and a reconciliation of certain non-GAAP figures to the most closely comparable GAAP figures is disclosed in the non-GAAP Measures section starting on page 13 of CIBC’s 2019 Annual Report.

Risk Management Committee and input from the CFO and the CRO

The Committee works closely with the Risk Management Committee and receives input throughout the year from the CFO and the CRO. The Committee and the Chair of the Risk Management Committee, with input from the CFO and the CRO, assess the alignment of business performance with CIBC’s risk appetite and determine whether any risk adjustments are required to the BPF.

In addition, the Committee and Risk Management Committee review a report that includes information about individual risk and compliance issues arising during the year and the recommended impacts to performance assessment and compensation. Following this, if applicable, the Committee recommends for Board approval any changes to performance assessment and compensation for the CEO and EXCO members.

(1)	Reported diluted EPS adjusted to remove the impact of items of note (including the amortization of intangibles, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance), and net of income taxes.
(2)	Reported revenue and non-interest expenses adjusted, in each case, to remove the impact of items of note, and to gross up tax-exempt revenue to bring it to a TEB, as applicable.
(3)	Reported total revenue, adjusted to remove the pre-tax impact of items of note, and to gross up tax-exempt revenue, as applicable.
(4)	Reported net income, adjusted to remove the after tax impact of items of note.
(5)	Reported net income attributable to common shareholders adjusted to remove the impact of items of note, and net of income taxes.
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Compensation Discussion and Analysis

2019 Performance and Compensation

2019 BPF

Performance Measure	2019 Target	2019 Actual	Result (Actual vs. Target)	Weight	BPF
Adjusted diluted EPS(1)	$12.92	$11.92	8% Below	50%	45%
Adjusted NIX(1) ratio	55.0%	55.5%	50 bps Above	25%	22%
CX Index			Above	25%	28%
2019 Calculated and Final BPF					95%

CIBC’s fiscal 2019 adjusted diluted EPS was $11.92(1), 8% below target and 2% lower than fiscal 2018. Contributing to this were adjusted total revenue and adjusted net income, which were 3% higher and 2% lower than fiscal 2018, respectively, and 2% and 7% below target.

Operating efficiency, measured by the adjusted NIX ratio, was 55.5%(1), an improvement of 10 basis points (bps) compared to fiscal 2018 and did not meet target by 50 bps.

Our CX Index for fiscal 2019, which combines relevant client measures from our various businesses, was above target and showed strong improvement over fiscal 2018. Together with other internal and third party measures, our CX Index captures client feedback from Canadian Personal and Small Business Banking, Capital Markets, Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Our collective focus on our purpose – to help make our clients’ ambitions a reality - contributed to steady increases across most of the metrics that make up our CX Index. An example of this in fiscal 2019 is our best client satisfaction scores from the J.D. Power Retail Banking study and our best annual NPS from the IPSOS Customer Service Index. We achieved this by continuing to build deeper relationships with our clients, delivering personalized financial advice and enhancing the ability for our clients to engage with us when and where they choose. Overall in fiscal 2019, we collected significantly more feedback from our clients, which provides critical learnings to our product development, channel operations and continuous improvement teams.

Heading into fiscal 2020, we will continue to build on this momentum to further enhance the quality and consistency of our service delivery to our clients, including focusing on reducing complaints and investing in digital solutions that exceed our clients' expectations.

Based on CIBC’s fiscal 2019 performance, the calculated and final BPF was 95%. There were no material risk incidents and, therefore, no risk adjustment was made to the BPF.

This BPF, along with the assessment of individual performance, formed the basis for fiscal 2019 NEO compensation as well as the compensation of all our EXCO members.

(1)	Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 13 of CIBC’s 2019 Annual Report. We use these non-GAAP measures of adjusted diluted EPS and adjusted NIX ratio as elements in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing financial performance and determining compensation” section of this Circular on page 67.
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Compensation Discussion and Analysis

2019 NEO compensation

In 2019, CIBC had six NEOs including the CEO, the CFO, the three most highly compensated executive officers who were active EXCO members at October 31, 2019 and the former Group Head, CIBC U.S. Region, President and CEO, CIBC Bank USA, who would have otherwise qualified as one of the three most highly compensated officers were he an active EXCO member on October 31, 2019.

Mr. Dodig

As the President and CEO, Mr. Dodig is responsible for developing and executing CIBC’s Board-approved strategy and leading the day-to-day operations of CIBC.

The Board approved Mr. Dodig’s IPF at 102%, as recommended by the Committee, for his leadership in building a relationship-oriented bank for a modern world and delivering on our purpose to help make our clients’ ambitions a reality. Mr. Dodig accomplished this by leading CIBC in achieving solid financial results against the backdrop of a challenging operating environment and significantly improving client experience through an ongoing focus on meeting client needs through emerging channels coupled with a strong focus on the advice and client conversations that build long- term relationships.

Mr. Dodig provided strategic leadership in continuing to diversify CIBC’s earnings and implementing CIBC’s North American growth strategy with the acquisitions of U.S.-based Cleary Gull and Lowenhaupt Global Advisors. Under Mr. Dodig's leadership, CIBC maintained a strong capital position, with a Basel III Common Equity Tier 1 capital ratio of 11.6% at the end of fiscal 2019.

In fiscal 2019, Mr. Dodig oversaw the launch of CIBC's purpose to our 45,000 employees and continued to instill a purpose-driven culture across all areas of our bank. Mr. Dodig’s leadership of CIBC’s cultural transformation was instrumental in increasing CIBC’s already high employee engagement score (8% above the global financial services norm). You can read more about these developments in the “Message to our Fellow Shareholders” on page 55.

Based on the GPS design described on page 66, the Board approved a fiscal 2019 GPS award for Mr. Dodig of $7.51 million, which was 97% of the target incentive opportunity and reflects a 12% decrease over fiscal 2018. The details are provided in the table below.

GPS Target (% of salary)	775
GPS Target ($)	7,750,000
IPF (%)	102
BPF (%)	95
GPS Award ($)	7,509,750

Pay Element ($ unless otherwise noted)	2019		2018
	Target	Actual	Actual
Cash	1,550,000	1,501,950	2,131,524
PSUs	4,960,000	4,806,240	5,115,661
Options	1,240,000	1,201,560	1,278,915
Total GPS	7,750,000	7,509,750	8,526,100
% of Target GPS		96.9	115.6
Salary	1,000,000	1,000,000	1,000,000
TDC	8,750,000	8,509,750	9,526,100
% of Target TDC		97.3	113.7

Mr. Dodig's fiscal 2019 TDC target is $8.75 million and the percentage of his GPS award that is deferred remained at 80%. Effective May 1, 2018, Mr. Dodig's TDC target increased from $8.00 million to $8.75 million and for fiscal 2018, his TDC target was pro-rated at $8.38 million.

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Compensation Discussion and Analysis

CEO realized and realizable pay

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO's pay to CIBC’s performance. The chart compares the current value of compensation awarded to CIBC's CEO since fiscal 2015 to the value received by shareholders over the same period. The table provides the underlying information reflected in the chart including the CEO’s realized and realizable TDC for each year. From fiscal 2015 to 2019, the current value of $100 invested by a shareholder is greater than or equal to the value of $100 in compensation awarded to CIBC’s CEO.

The current value of the CEO awards as at December 31, 2019 for the fiscal years noted represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and
(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

YEARS

Year	CEO	TDC Awarded ($)	A Realized Pay(1) ($)	B Realizable Pay(2) ($)	A+ B = C Current Value ($)	Period	To CEO(3) ($)	To Shareholders(4) ($)
2015	Dodig	8,149,650	8,769,139	528,326	9,297,465	10/31/2014 to 12/31/2019	114	135
2016	Dodig	8,793,500	8,861,591	2,773,210	11,634,801	10/31/2015 to 12/31/2019	132	132
2017	Dodig	8,938,000	3,381,400	4,593,471	7,974,871	10/31/2016 to 12/31/2019	89	126
2018	Dodig	9,526,100	3,131,524	5,126,768	8,258,292	10/31/2017 to 12/31/2019	87	106
2019	Dodig	8,509,750	2,501,950	4,504,404	7,006,354	10/31/2018 to 12/31/2019	82	102
						Weighted Average	101	119
(1)	Realized Pay is the sum of salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.
(2)	Realizable Pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.
(3)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.
(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.
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Compensation Discussion and Analysis

Mr. Glass

As CFO, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records, CIBC’s treasury function and liaising with CIBC’s investors.

The Committee approved Mr. Glass’ IPF of 105%, as recommended by the CEO. Mr. Glass made a solid contribution to CIBC’s fiscal 2019 financial performance in a challenging market environment and in achievement of CIBC’s strategic and risk appetite targets.

In fiscal 2019, Mr. Glass led the Finance function in alignment with CIBC’s purpose and met or exceeded most key employee engagement targets for the functions under his leadership and made progress in the cultural transformation of those functions.

Mr. Glass has successfully led the Finance function for the past 10 years and stepped down as CFO effective November 1, 2019, at which time he took on the role of a special advisor.

Based on the GPS design described on page 66, the Board approved a fiscal 2019 GPS award for Mr. Glass of $1.95 million, which was 100% of the target incentive opportunity and reflects a 12% decrease over fiscal 2018. The details are provided in the table below.

GPS Target (% of salary)	260
GPS Target ($)	1,950,000
IPF (%)	105
BPF (%)	95
GPS Award ($)	1,945,125

Pay Element ($ unless otherwise noted)	2019		2018
	Target	Actual	Actual
Cash	585,000	583,538	663,390
PSUs	1,092,000	1,089,270	1,238,328
Options	273,000	272,317	309,582
Total GPS	1,950,000	1,945,125	2,211,300
% of Target GPS		99.8	113.4
Salary	750,000	750,000	750,000
TDC	2,700,000	2,695,125	2,961,300
% of Target TDC		99.8	109.7

Mr. Glass’ fiscal 2019 TDC target of $2.70 million remained unchanged from fiscal 2018 and the percentage of his GPS award that is deferred remained at 70%.

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Compensation Discussion and Analysis

Mr. Culham

As Group Head of Capital Markets (CM), Mr. Culham is accountable for CIBC’s CM business, which provides integrated credit and capital markets products, investment banking advisory services, corporate lending, and top-ranked research to corporate, government and institutional clients around the world.

The Committee approved Mr. Culham’s IPF of 104%, as recommended by the CEO for his solid contribution towards the achievement of CIBC’s strategy and CIBC’s purpose of making our clients’ ambitions a reality. Mr. Culham supported CIBC’s strategy with his contributions to the acquisition of Cleary Gull and his leadership of the CM business. In 2019, under Mr. Culham's leadership, the CM business received industry recognition, including the Canadian Structured Notes Issuer of the Year Award and the Leader in Canadian Equity Trading.

In a challenging market, the CM business under Mr. Culham’s leadership achieved solid underlying business results with a 1% revenue growth, in spite of a slower issuance market. The fiscal 2019 adjusted net income of $937 million(1) was 11% below target mainly due to an increase in the provision for credit losses. Mr. Culham also met or exceeded some of the key employee engagement targets and talent management metrics for CM.

Based on the GPS design described on page 66, the Board approved a fiscal 2019 GPS award for Mr. Culham of $6.67 million, which was 99% of the target incentive opportunity and reflects a 12% decrease over fiscal 2018. The details are provided in the table below.

GPS Target (% of salary)	1350
GPS Target ($)	6,750,000
IPF (%)	104
BPF (%)	95
GPS Award ($)	6,669,000

Pay Element ($ unless otherwise noted)	2019		2018
	Target	Actual	Actual
Cash	2,025,000	2,000,700	2,274,480
PSUs	3,780,000	3,734,640	4,245,696
Options	945,000	933,660	1,061,424
Total GPS	6,750,000	6,669,000	7,581,600
% of Target GPS		98.8	112.3
Salary	500,000	500,000	500,000
TDC	7,250,000	7,169,000	8,081,600
% of Target TDC		98.9	111.5

Mr. Culham’s fiscal 2019 TDC target of $7.25 million remained unchanged from fiscal 2018 and the percentage of his GPS award that is deferred remained at 70%. Mr. Culham elected to defer 50% of his fiscal 2019 cash incentive into DSUs which are payable when he leaves CIBC.

(1)   Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 13 of CIBC’s 2019 Annual Report. We use these non-GAAP measures of adjusted diluted EPS and adjusted NIX ratio as elements in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing financial performance and determining compensation” section of this Circular on page 67.

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Compensation Discussion and Analysis

Mr. Capatides

As Group Head, CIBC U.S. Region, President and CEO, CIBC Bank USA from April 1, 2019, Mr. Capatides is responsible for middle market commercial banking, wealth management, private banking, and retail and digital banking in the U.S. market. In his previous role as Chief Administrative Officer and General Counsel, Mr. Capatides had overall responsibility for the Legal, Global Regulatory Affairs, Government Relations, Corporate Strategy and Corporate Development as well as CIBC’s Privacy, Ombudsman and Corporate Secretary functions.

The Committee approved Mr. Capatides’ IPF of 104%, as recommended by the CEO. Mr. Capatides made strong contributions to advancing CIBC’s strategy and purpose through his leadership in both of his roles during the year. CIBC U.S. Commercial Banking and Wealth Management contributed fiscal 2019 adjusted net income of $723 million(1), compared to $592 million(1) in fiscal 2018, which was 2% above target reflecting double digit loan and deposit balance growth, partially offset by margin compression.

In his previous role, Mr. Capatides was a key contributor to driving CIBC’s growth strategy, including the acquisition of U.S.-based Cleary Gull and Lowenhaupt Global Advisors and led bank-wide simplification and transformational initiatives. CIBC’s NIX ratio was 50 bps above target mainly due to lower revenue in a highly competitive market environment.

Mr. Capatides met or exceeded targets on most key employee engagement and talent management metrics for the functions under his leadership.

Based on the GPS design described on page 66, the Board approved a fiscal 2019 GPS award for Mr. Capatides of US$2.89 million, which was 99% of the target incentive opportunity and reflects a 4% increase over fiscal 2018. The details are provided in the table below.

GPS Target (% of salary)	389
GPS Target (US$)	2,920,105
IPF (%)	104
BPF (%)	95
GPS Award (US$)	2,885,063

Pay Element (US$ unless otherwise noted)	2019		2018
	Target	Actual	Actual
Cash	876,031	865,519	834,344
PSUs	1,635,259	1,615,635	1,557,445
Options	408,815	403,909	389,361
Total GPS	2,920,105	2,885,063	2,781,150
% of Target GPS		98.8	113.4
Salary	750,000	750,000	750,000
TDC	3,670,105	3,635,063	3,531,150
% of Target TDC		99.0	110.3

Effective April 1, 2019, in connection with his transition to his new role, Mr. Capatides’ TDC target increased from US$3.20 million to US$4.00 million. For fiscal 2019, his TDC target was prorated at US$3.67 million and the percentage of his GPS award that is deferred remained at 70%.

(1) Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 13 of CIBC’s 2019 Annual Report. We use these non-GAAP measures of adjusted diluted EPS and adjusted NIX ratio as elements in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing financial performance and determining compensation” section of this Circular on page 67.

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Compensation Discussion and Analysis

Ms. Dottori-Attanasio

As CRO, Ms. Dottori-Attanasio is responsible for strategic, market, credit, operational, liquidity and reputational risk, as well as compliance and anti- money laundering.

The Committee approved Ms. Dottori-Attanasio’s IPF of 105%, as recommended by the CEO. Ms. Dottori-Attanasio made a strong contribution in fiscal 2019 to achieving CIBC’s strategic objectives while ensuring CIBC managed risk effectively and complied with its risk appetite targets. Ms. Dottori-Attanasio led the Risk Management function in alignment with CIBC’s purpose and met many of the key talent management targets for businesses under her leadership. For her active charitable engagements in 2019, Ms. Dottori-Attanasio received the Association of Fundraising Professionals Philanthropy Award honouring outstanding volunteer leaders.

Based on the GPS design described on page 66, the Board approved a fiscal 2019 GPS award for Ms. Dottori-Attanasio of $2.54 million, which was 100% of the target incentive opportunity and reflects an 11% decrease over fiscal 2018. The details are provided in the table below.

GPS Target (% of salary)	340
GPS Target ($)	2,550,000
IPF (%)	105
BPF (%)	95
GPS Award ($)	2,543,625

Pay Element ($ unless otherwise noted)	2019		2018
	Target	Actual	Actual
Cash	765,000	763,087	859,244
PSUs	1,428,000	1,424,430	1,603,925
Options	357,000	356,108	400,981
Total GPS	2,550,000	2,543,625	2,864,150
% of Target GPS		99.8	112.3
Salary	750,000	750,000	750,000
TDC	3,300,000	3,293,625	3,614,150
% of Target TDC		99.8	109.5

Ms. Dottori-Attanasio’s fiscal 2019 TDC target of $3.30 million remained unchanged from fiscal 2018 and the percentage of her GPS award that is deferred remained at 70%.

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Compensation Discussion and Analysis

Mr. Richman

As the former Group Head, CIBC U.S. Region, President and CEO, CIBC Bank USA, until March 31, 2019, Mr. Richman was responsible for middle market commercial banking, wealth management, private banking and retail and digital banking in the U.S. market. Effective April 1, 2019, Mr. Richman transitioned to the role of Chair, U.S. Region, CIBC Bank USA where he is responsible for developing and maintaining client relationships to ensure ongoing partnership and business generation.

The Committee approved Mr. Richman’s IPF of 100%, as recommended by the CEO for his solid contribution towards the performance of CIBC U.S. Commercial Banking and Wealth Management during the first half of fiscal 2019. During the second half of fiscal 2019, Mr. Richman increased strategic client relationships and strengthened cross-border relationships with U.S. clients.

Based on the GPS design described on page 66, the Board approved a fiscal 2019 GPS award of US$2.37 million, which was 95% of the target incentive opportunity. The details are provided in the table below.

GPS Target (% of salary)	288
GPS Target (US$)	2,491,734
IPF (%)	100
BPF (%)	95
GPS Award (US$)	2,367,147

Pay Element (US$ unless otherwise noted)	2019		2018
	Target	Actual	Actual
Cash	747,520	994,202	1,277,610
PSUs	1,395,371	1,098,356	2,384,872
Options	348,843	274,589	596,218
Total GPS	2,491,734	2,367,147	4,258,700
% of Target GPS		95.0	114.5
Salary	865,836	865,836	1,030,000
TDC	3,357,570	3,232,983	5,288,700
% of Target TDC		96.3	111.3

Effective April 1, 2019, in connection with his transition to his new role, Mr. Richman’s base salary changed from US$1.03 million to US$0.75 million and TDC target changed from US$4.75 million to US$2.38 million. The percentage of his GPS award that is deferred changed from 70% to 50%. For fiscal 2019, his TDC target was prorated at US$3.36 million and his deferral percentage was prorated at 58%.

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Compensation Discussion and Analysis

Backtesting of NEO total compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2014 through October 31, 2019, with the cumulative TSR of the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2014	2015	2016	2017	2018	2019
CIBC	100.00	101.96	107.26	126.89	132.85	138.42
S&P/TSX Composite Index	100.00	95.38	107.50	119.83	115.74	131.03
S&P/TSX Composite Banks Index	100.00	96.65	112.77	138.74	137.23	151.30
CIBC NEO Total Compensation(2) (3)	100.00	77.26	83.88	123.35	91.43	79.54

(1)	With dividends reinvested.
(2)	The figures set out above show fiscal 2014 CIBC NEO total compensation expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes salary, cash incentive, grant date value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 79 of this Circular. In 2016, CIBC determined that using the amounts for NEOs’ total compensation (as opposed to the amounts for TDC used in prior years), was more appropriate for the purposes of the foregoing disclosure and accordingly the amounts shown in the chart above for years prior to fiscal 2016 have been adjusted from those which appeared in prior proxy circulars. The CIBC NEO Total Compensation shown above for fiscal 2017 includes for Mr. Richman a deferred incentive award of US$8.20 (C$10.72) million, received upon the closing of CIBC’s acquisition of PrivateBancorp, Inc.
(3)	The 2019 data above includes the five highest paid NEOs. The 2014 data above includes the five highest paid NEOs reported that year (seven NEOs were disclosed in the 2014 proxy circular) and is higher than it would otherwise have been as a result of the senior leadership transition.

Cost of management ratio (COMR)(1)

The table below summarizes CIBC NEO total compensation as a percentage of reported net income over the past three fiscal years. While the composition of NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts between years.

Year	NEO Total Compensation(2)(4) ($000s)	Reported Net Income(3) ($000s)	NEO Total Compensation as a % of Reported Net Income(3)
2019	29,817	5,121,000	0.58
2018	34,275	5,284,000	0.65
2017	46,242	4,718,000	0.98
(1)	COMR is not a defined term under Canadian securities legislation and is not a GAAP measure. As a result, CIBC’s COMR may not be comparable to that of other companies.
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Compensation Discussion and Analysis

(2)	CIBC NEO total compensation includes salary, cash incentive, grant date value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 79 of this Circular.
(3)	COMR based on NEO total compensation as a percentage of adjusted net income was 0.55% for fiscal 2019, 0.62% for fiscal 2018 and 0.99% for fiscal 2017. For a further discussion of adjusted net income, see “Assessing financial performance and determining compensation” on page 67 and the non-GAAP Measures section starting on page 13 of CIBC’s 2019 Annual Report.
(4)	For fiscal 2019, the NEO Total Compensation includes the five highest paid NEOs. For fiscal 2017, the NEO Total Compensation includes for Mr. Richman a deferred incentive award of US$8.20 (C$10.72) million, upon the closing of CIBC’s acquisition of PrivateBancorp, Inc.

Talent Management and Succession Planning

Effective talent management, leadership development and succession planning are essential to creating value for our stakeholders. Our talent strategy is focused on harnessing the strengths of our people and their passion to do what is right for our clients, energizing our people to perform at their best and enabling them to work together as one team with a common purpose, building a relationship-oriented bank for a modern world.

The Committee and Board review regular updates on the progress of our talent strategy, the strength and diversity of our pipeline of future leaders and the alignment of CIBC’s talent and business strategies. The Committee holds the CEO and EXCO members accountable for the progress of our talent strategy by setting specific goals on talent management, employee engagement and the strength of our leadership pipeline. Achievement against these goals is included in determining the IPF for the CEO and EXCO members at the end of the year.

Throughout the year, the Committee conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CIBC. At least once a year, the Committee and the Board review succession plans for the CEO and EXCO members across various time frames to ensure that management and the Board have choices when appointing talent in key roles. The Committee and management also discuss talent deeper in the pipeline, with potential over a longer horizon to develop into senior leaders in the organization.

In addition, the Committee reviews the progress of leadership development initiatives and receives reports on employee engagement, turnover, diversity, external recognition of our workplace and other critical employee matters. CIBC continues to receive positive recognition as an employer, and in particular, for our work in the area of inclusion and diversity. We are confident that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform our bank and deliver on our purpose.

CIBC PROXY CIRCULAR	77

Compensation Discussion and Analysis

Inclusion and Diversity

CIBC’s approach to inclusion and diversity emphasizes the importance of recruiting, retaining and advancing diverse talent, growing the inclusive leadership capabilities of our people and making diversity the way our bank does business. Each pillar of our strategy is tied to a strategic business outcome: fostering innovation, improving team performance and building stronger relationships with our clients.

Starting with our Board and our senior leadership team, CIBC’s commitment to inclusion and diversity is embedded into our bank’s talent and business strategies. Our senior leadership team and Board regularly assess progress against our inclusion and diversity goals. Specific metrics on gender-balanced leadership and diversity are also considered during senior leaders’ annual performance assessments.

By integrating the strategy into our talent management processes, we ensure that gender- balanced leadership is an important consideration when making senior leadership appointments. In addition, it remains a top organizational priority to close gaps where our workforce does not reflect the diversity of our clients. We have made progress against our goals, hiring more than 500 persons with disabilities for the past three consecutive years and appointing women into 59% of new boarded executive roles in fiscal 2019. While we work towards achieving gender parity, we expect to have, at a minimum, 35% women in board-approved executive roles by the end of fiscal 2022(1). At the end of the 2019 fiscal year, 32% of these roles were held by women and 27% (3/11) of EXCO members were women.

We have also made significant investments to increase the inclusive leadership capabilities of our team, including delivering Disrupting Unconscious Bias training to over 2,000 people managers and holding Blanket Exercises, interactive learning that supports reconciliation with Indigenous peoples, with over 200 senior leaders.

CIBC is equally committed to ensuring all our clients can easily access our products and services. We work hard to strengthen financial literacy and help our clients through economic hardship. We also commit over $1 million each year to make banking more accessible to a wide range of diverse clients, including seniors and persons with disabilities.

(1)   This goal was updated in 2019 and replaces our previously disclosed goal of 30-35% women in executive officer roles by 2018, first stated in our 2016 management proxy circular. At the time this goal was established, women made up 29% of board-approved executive positions.

78	CIBC PROXY CIRCULAR

Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2019, 2018 and 2017 by CIBC’s six NEOs, including the CEO, the CFO and the three most highly compensated executive officers who were active EXCO members at October 31, 2019 and the former Group Head, CIBC U.S. Region, President and CEO, CIBC Bank USA, who would have otherwise qualified as one of the three most highly compensated officers had he been an active EXCO member on October 31, 2019.

Name and Principal Position	Year	Salary ($)	Share-based Awards(1) ($)	Option-based Awards(2) ($)	Non-equity GPS Awards(3) ($)	Pension Value(4) ($)	All Other Compensation (5) ($)	Total Compensation ($)
Victor Dodig	2019	1,000,000	4,806,240	1,201,560	1,501,950	505,000	2,250	9,017,000
CEO	2018	1,000,000	5,115,661	1,278,915	2,131,524	520,000	2,250	10,048,350
	2017	1,000,000	4,445,280	1,111,320	2,381,400	496,000	2,250	9,436,250
Kevin Glass	2019	750,000	1,089,270	272,317	583,538	242,000	2,250	2,939,375
CFO	2018	750,000	1,238,328	309,582	663,390	252,000	2,250	3,215,550
	2017	750,000	1,214,752	303,688	650,760	247,000	2,250	3,168,450
Harry Culham	2019	500,000	3,734,640	933,660	2,000,700	150,000	2,250	7,321,250
Group Head, CM	2018	500,000	4,245,696	1,061,424	2,274,480	154,000	2,250	8,237,850
	2017	500,000	4,186,477	1,046,619	2,242,754	146,000	2,250	8,124,100
Michael Capatides(6)	2019	996,975	2,147,664	536,916	1,150,534	311,000	997,501	6,140,590
Group Head, CIBC U.S.	2018	966,000	2,005,989	501,497	1,074,635	337,000	856,501	5,741,622
Region, President and CEO, CIBC Bank USA	2017	980,625	1,910,787	477,696	1,023,634	311,000	584,840	5,288,582
Laura Dottori-	2019	750,000	1,424,430	356,108	763,087	163,000	2,250	3,458,875
Attanasio	2018	750,000	1,603,925	400,981	859,244	170,000	2,250	3,786,400
CRO	2017	750,000	1,573,096	393,274	842,730	163,000	2,250	3,724,350
Larry Richman(6)(7)	2019	1,150,956	1,460,045	365,011	1,321,593	92,000	9,147	4,398,752
Former Group Head,	2018	1,326,640	3,071,715	767,929	1,645,562	209,000	10,594	7,031,440
CIBC U.S. Region, President and CEO,	2017	483,345	1,108,589	277,147	593,885	66,000	10,721,500	13,250,466
CIBC Bank USA
(1)	Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal years.
(2)	Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, accounting fair value (AFV) and variance between the compensation values and AFV are summarized in the tables below.

Measure	Grants made in December 2019 for fiscal 2019	Grants made in December 2018 for fiscal 2018	Grants made in December 2017 for fiscal 2017
Methodology	5-year Black-Scholes average	5-year Black-Scholes average	5-year Black-Scholes average
Risk-free rate (%)	1.58	2.27	1.84
Dividend yield (%)	5.24	4.88	4.33
Share price volatility (%)	15.1	19.4	24.9
Term (years)	10	10	10
Compensation value ($)	12.73	13.09	14.20

Name	2019		2018		2017
	AFV ($2.20 per option)	Variance ($)	AFV ($6.54 per option)	Variance ($)	AFV ($7.06 per option)	Variance ($)
Victor Dodig	207,590	993,970	638,965	639,950	552,825	558,495
Kevin Glass	47,049	225,268	154,678	154,904	151,070	152,618
Harry Culham	161,306	772,354	530,309	531,115	520,646	525,973
Michael Capatides	92,649	444,267	257,761	243,736	232,294	245,402
Laura Dottori-Attanasio	61,525	294,582	200,340	200,641	195,637	197,637
Larry Richman	62,986	377,545	394,702	373,227	134,768	142,379

(3)	Non-equity GPS Awards consist entirely of the annual performance-based cash incentive. Executives may elect voluntarily to defer their annual incentive into DSUs. For 2017, each of Mr. Glass and Mr. Culham elected to defer 50% of his cash incentive of $650,760, and 50% of his cash incentive of $2,242,754, into DSUs, respectively. For 2018, Mr. Culham elected to defer 50% of his cash incentive of $2,274,480 into DSUs. For 2019, Mr. Culham elected to defer 50% of his cash incentive of $2,000,700 into DSUs.
(4)	Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years.
CIBC PROXY CIRCULAR	79

Compensation Disclosure

(5)	Amounts shown for Mr. Dodig, Mr. Glass, Mr. Culham and Ms. Dottori-Attanasio represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts.

For all NEOs, the amounts shown exclude the value of perquisites as they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on PSU, Restricted Share Award (RSA) and DSU awards granted in prior years as the dividend equivalents were factored into the disclosed grant date fair value of the awards as applicable. The reinvested dividend equivalent amounts for fiscal 2019, 2018 and 2017 are $887,000, $791,681 and $623,017, respectively, for Mr. Dodig; $232,038, $215,672 and $175,439 for Mr. Glass; $912,932, $793,701 and $656,134 for Mr. Culham; $338,471, $311,583 and $264,629 in Canadian dollars for Mr. Capatides; and $313,937, $293,319 and $225,992 for Ms. Dottori-Attanasio. The cash and reinvested dividend equivalent amounts for fiscal 2019, 2018 and 2017 are $774,670, $544,519 and $622,360, respectively, in Canadian dollars for Mr. Richman. For Mr. Richman, the cash and reinvested dividend equivalent amount for fiscal 2017 was corrected from the $98,169 reported in prior year's management proxy circular.

For Mr. Richman, the amounts shown include: (a) CIBC contributions to his U.S. 401(k) savings plan of $9,147 in fiscal 2019, and of $10,594 in fiscal 2018; and (b) in fiscal 2017, the amount relates to deferred compensation of US$8,200,000 (C$10,721,500) under his employment agreement with CIBC entered into upon the acquisition of PrivateBancorp, Inc., which is composed of (i) US$2,050,000 (C$2,680,375) in deferred cash, which vested on September 23, 2017; and (ii) US$6,150,000 (C$8,041,125) in DSUs, of which one-third vested on March 23, 2018 and the remaining two-thirds vested on December 23, 2018. All Canadian dollar amounts listed above were converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.3293 for 2019 and US$1.00 = C$1.2880 for 2018; and the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.3075 for 2017.

For Mr. Capatides, the amounts shown include: (a) CIBC’s contributions to his U.S. 401(k) savings plan of $14,789 in fiscal 2019, $14,071 in fiscal 2018, and $14,023 in fiscal 2017, converted to Canadian dollars at the average WM/ Reuters exchange rate of US$1.00 = C$1.3293 for 2019 and US$1.00 = C$1.2880 for 2018; and the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.3075 for 2017; and (b) tax equalization payments of $982,712 in fiscal 2019, $842,430 in fiscal 2018 and $570,817 in fiscal 2017. The tax payments are made on behalf of Mr. Capatides for Canadian income taxes paid in excess of U.S. income taxes as a portion of Mr. Capatides’ duties are required to be performed in Canada.

(6)	Compensation for Mr. Richman and Mr. Capatides is determined and paid in U.S. dollars. All compensation, except for the Pension Value, has been converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.3293 for 2019, US$1.00 = C$1.2880 for 2018 and the average Bank of Canada and WM/Reuters exchange rate of US$1.00 = C$1.3075 for 2017. Mr. Richman and Mr. Capatides’ Pension Value has been converted to Canadian dollars using the WM/Reuters spot exchange rate on October 31 of US$1.00 = C$1.3169 for 2019, US$1.00 = C$1.3163 for 2018, US$1.00 = C$1.2899 for 2017.
(7)	Mr. Richman’s fiscal 2017 salary reflects his employment from the date of the acquisition of PrivateBancorp, Inc., June 23, 2017 to October 31, 2017, and has been converted to Canadian dollars using the average Bank of Canada and WM/ Reuters exchange rate of US$1.00 = C$1.3075 for 2017.

Incentive plan awards – value vested or earned during the financial year

The table below includes information on the value of incentive plan awards vested or earned by each NEO during fiscal 2019.

Name	Value of Option-based Awards That Vested During the Year(1) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(2) ($)	Value of Non-equity GPS Awards Earned During the Year(3) ($)
Victor Dodig	498,822	4,864,058	1,501,950
Kevin Glass	158,475	1,360,642	583,538
Harry Culham	549,177	4,660,198	2,000,700
Michael Capatides	242,505	2,175,867	1,150,534
Laura Dottori-Attanasio	212,658	1,802,851	763,087
Larry Richman	1,327,249(4)	1,590,607	1,321,593
(1)	Amounts shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.
(2)	Total dollar values for Mr. Richman relate to the vesting and payment of RSAs in fiscal 2019. For Mr. Dodig, Mr. Glass, Mr. Culham, Ms. Dottori-Attanasio and Mr. Capatides the total dollar value relates to the vesting and payment of PSUs in fiscal 2019. With respect to PSUs, the performance factor applied to the PSUs granted in December 2015 for fiscal 2015 to determine the final amount paid out to participants in December 2018 was 100%, based on CIBC’s ROE performance from November 1, 2015 to October 31, 2018.
(3)	Amounts shown are the sum of annual performance-based cash incentives for fiscal 2019 disclosed in the Summary compensation table. Mr. Richman and Mr. Capatides’ annual cash bonus awards were paid in U.S. dollars. They have been converted to Canadian dollars at an average WM/Reuters exchange rate for fiscal 2019 of US$1.00 = C$1.3293.
(4)	Amount shown has been converted to Canadian dollars using the exchange rate as of March 1, 2019 of US$1.00 = C$1.3292.
80	CIBC PROXY CIRCULAR

Compensation Disclosure

2016 PSU vesting

The vesting percentage for PSUs granted in 2016 that vested in December 2019 was 100% based on the average of the ROE performance factor of 105% and the TSR performance factor of 95%, resulting from a number three ranking in ROE and number four ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the table below. See “Deferred incentive award” starting on page 63 for the scale.

CIBC PSU Vesting Calculation for 2016 PSU Grants
	2017	2018	2019	Average	CIBC Rank	Performance	Vesting
ROE	18.3%	16.6%	14.5%	16.5%	3	105%	100%
TSR	18.3%	4.7%	4.2%	9.1%	4	95%

Incentive plan awards – outstanding option- and share-based awards

The table below shows the specified information for option-based and share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2019.

Name	Compensation Year	Option-based Awards(1)					Share-based Awards(2)
		Securities Underlying Unexercised Options (#)	Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the- money Options ($)	Value of Options Exercised(4)(5) ($)	Plan	Units or Shares Not Vested (#)	Market or Payout Value of Share- based Awards Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Victor Dodig	2013	6,414	90.52	08-Dec-2023	139,761	—
	2014	35,204	102.33	07-Dec-2024	351,336	—
	2015	84,544	97.81	06-Dec-2025	1,225,888	—
	2016	86,375	111.69	08-Dec-2026	53,553	—	DSU	—	—	2,882,280
							PSU	47,905	4,035,192	—
	2017	78,271	120.02	13-Dec-2027	—	—	PSU	42,509	3,580,599	—
	2018	97,701	111.50	02-Dec-2028	79,138	—	PSU	47,444	3,996,303
Kevin Glass	2009	—	70.66	06-Dec-2019	—	262,192
	2010	5,749	78.50	05-Dec-2020	194,374	—
	2011	13,124	71.54	04-Dec-2021	535,065	—
	2012	20,808	80.10	09-Dec-2022	670,226	—
	2013	22,417	90.52	08-Dec-2023	488,466	—
	2014	17,216	102.33	07-Dec-2024	171,816	—
	2015	23,650	97.81	06-Dec-2025	342,925	—
	2016	23,557	111.69	08-Dec-2026	14,605	—	DSU	—	—	393,038
							PSU	13,065	1,100,507	—
	2017	21,389	120.02	13-Dec-2027	—	—	DSU	—	—	349,451
							PSU	11,616	978,462	—
	2018	23,651	111.50	02-Dec-2028	19,157	—	PSU	11,485	967,369	—
Harry Culham	2014	61,459	102.33	07-Dec-2024	613,361	—
	2015	81,000	97.81	06-Dec-2025	1,174,500	—	DSU	—	—	1,633,558
	2016	82,449	111.69	08-Dec-2026	51,118	—	DSU	—	—	825,386
							PSU	45,728	3,851,800	—
	2017	73,715	120.02	13-Dec-2027	—	—	DSU	—	—	1,204,334
							PSU	40,034	3,372,137	—
	2018	81,087	111.50	02-Dec-2028	65,680	—	DSU	—	—	1,184,534
							PSU	39,375	3,316,695	—
Michael	2014	23,283	102.33	07-Dec-2024	232,364	—
Capatides	2015	37,820	97.81	06-Dec-2025	548,390	—
	2016	37,797	111.69	08-Dec-2026	23,434	—	PSU	20,963	1,765,766	—
							RSA	4,435	498,089	—
	2017	32,889	120.02	13-Dec-2027	—	—	PSU	17,862	1,504,521	—
	2018	39,413	111.50	02-Dec-2028	31,925	—	PSU	19,139	1,612,111	—
Laura	2014	—	95.66	01-Jun-2024	—	32,807
Dottori-		—	102.33	07-Dec-2024	—	53,695
Attanasio	2015	15,668	97.81	06-Dec-2025	227,186	140,452	DSU	—	—	315,980
	2016	30,805	111.69	08-Dec-2026	19,099	—	PSU	17,085	1,439,125	—
	2017	27,699	120.02	13-Dec-2027	—	—	DSU	—	—	905,073
							PSU	15,043	1,267,103	—
	2018	30,633	111.50	02-Dec-2028	24,813	—	PSU	14,875	1,252,970	—
Larry Richman	2015	—	46.44	20-Feb-2025	—	971,137	RSA	—	—	4,104,510
	2016	—	45.08	19-Feb-2026	—	1,330,418	RSA	—	—	5,538,984
	2017	19,081	120.02	13-Dec-2027	—	—	DSU	—	—	9,726,985
							PSU	10,363	872,884	—
							RSA	32,527	3,653,159	—
	2018	60,352	111.50	02-Dec-2028	48,885	—	PSU	29,307	2,468,581	—
							RSA	15,987	1,795,547	—
CIBC PROXY CIRCULAR	81

Compensation Disclosure

(1)	Options are in respect of CIBC common shares. Options granted before the annual option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date. Mr. Richman’s 2015 and 2016 options have three-year cliff vesting.
(2)	PSUs vest and are cash-settled at the end of three years. The Market or Payout Value of Share-based Awards Not Vested is the threshold payout value of 75% of the units granted. For PSUs, the number of units that vest was determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group. Mr. Richman’s 2015 and 2016 PrivateBancorp PSUs were converted to CIBC RSA units upon acquisition, with a maximum performance at 200% of target award. Mr. Richman’s 2017 PrivateBancorp Restricted Share Units were converted to CIBC RSA units upon acquisition. Mr. Richman’s 2015 and 2016 RSAs vested in 2018 and 2019. Mr. Richman's 2017 RSAs partially vested and paid out in 2018 and 2019, and the remainder will vest in 2020. In regard to Mr. Richman’s 2017 DSU award, one third of the award vested on March 23, 2018 and the remaining two thirds vested on December 23, 2018. Based on the DSU plan provisions, this award is not payable until Mr. Richman’s termination of employment, retirement or death.

This column includes fully vested DSUs which reflect annual performance-based incentive awards deferred into DSUs by Mr. Dodig, Mr. Glass, Mr. Culham and Ms. Dottori-Attanasio. They are not payable until their termination of employment, retirement or death.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant. For Mr. Richman, the 2015 and 2016 option exercise price is in U.S. dollars and reflects the relative values of PrivateBancorp, Inc. shares to CIBC shares as applied in connection with the acquisition.
(4)	The value of options exercised during fiscal 2019 that were granted in previous years. Amounts are the proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date) before deductions for taxes and commissions.
(5)	Amounts shown for Mr. Richman’s ESOP exercises in the chart on the previous page have been converted to Canadian dollars using the exchange rate of US$1.00 = C$1.3399 as of the transaction date of March 11, 2019. Mr. Richman received US$724,783 and US$992,923 for his 2015 and 2016 options respectively.

Equity ownership of NEOs at October 31, 2019

All CIBC executives (including the NEOs) and Managing Directors are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the ESPP or personal investment accounts outside of CIBC, DSUs and unvested units granted under deferred incentive compensation programs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet the applicable guidelines. Share ownership guidelines extend into retirement for all NEOs and are noted in the table below.

The table below shows NEO equity ownership relative to the minimum guideline for their position.

Name	Minimum Equity Ownership Guideline (Multiple of Salary)	Hold Period Following Retirement Date (years)	Ownership (Multiple of Salary)	DSUs ($)	Equity Ownership(1)
					RSAs ($)	PSUs ($)	Direct Share Holdings ($)	Total
								($)	Units
Victor Dodig	8.0	2	20.6	2,882,280	-	15,662,558	2,049,242	20,594,480	183,372
Kevin Glass	5.0	1	8.3	751,581	-	4,109,176	1,389,458	6,250,215	55,651
Harry Culham	5.0	1	39.9	4,891,495	-	14,217,264	835,104	19,943,863	177,579
Michael Capatides	5.0	1	8.7	-	498,089	6,584,468	1,566,163	8,648,720	77,008
Laura Dottori-Attanasio	5.0	1	9.0	1,244,601	-	5,340,304	177,535	6,762,440	60,212
Larry Richman	2.0	1	25.5	9,726,985	15,136,757	4,519,884	13,702	29,397,328	261,752
(1)	Amounts shown have been calculated using the higher of the grant price or CIBC’s share price of $112.31 as at October 31, 2019.
82	CIBC PROXY CIRCULAR

Compensation Disclosure

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2019 on common shares authorized for issuance under the ESOP and the PrivateBancorp Option Plans, which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

	A	B	C
Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Approved by security holders	4,712,202	103.41	9,989,521
Not approved by security holders(1)	867,247	22.04	Nil
Total	5,579,449	96.93	9,989,521
(1)	CIBC’s assumption of PrivateBancorp’s equity compensation plans in connection with its acquisition of PrivateBancorp, Inc. did not require approval by security holders under applicable securities legislation and stock exchange rules.

Options outstanding and available for grant at December 31, 2019

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and the options outstanding under the PrivateBancorp Plans.

	A		B		C = A+B
	Options Outstanding		Options Available for Grant		Total
Plan	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding
ESOP(1)	5,402,851	1.21	9,166,945	2.06	14,569,796	3.27
PrivateBancorp Plans(2)	643,992	0.14	Nil	Nil	643,992	0.14
Total	6,046,843	1.35	9,166,945	2.06	15,213,788	3.41

(1)	At October 31, 2019, the total number of common shares issuable under options outstanding was 4,712,202, the total number of common shares issuable under options available for grant was 9,989,521 and the total number of common shares outstanding was 445,341,675.
(2)	Upon the acquisition of PrivateBancorp, Inc. in June 2017, 1,119,211 CIBC common shares were reserved for issuance to settle outstanding PrivateBancorp option awards. These option awards were granted under the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) (collectively the PrivateBancorp Plans) and were converted into options to acquire CIBC shares based on the relative values of the PrivateBancorp Inc. shares to the CIBC common shares pursuant to the acquisition. No awards vested under the Strategic Plan in fiscal 2019 and it no longer has any outstanding awards.
CIBC PROXY CIRCULAR	83

Compensation Disclosure

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice guidelines.

Measure(1)	Year	ESOP	Private Bancorp Plans
Dilution
• number of options granted but not exercised/total number of	2019	1.06%	0.10%
common shares outstanding at the end of the fiscal year	2018	0.92%	0.15%
	2017	0.90%	0.21%
Overhang
• (number of options available to be granted + options granted	2019	3.30%	0.14%
but not exercised)/total number of common shares outstanding	2018	3.37%	0.15%
at the end of the fiscal year	2017	1.26%	0.21%
Burn Rate(2)
• total number of options granted in a fiscal year/weighted	2019	0.20%	—
average number of common shares outstanding at the end of	2018	0.14%(3)	—
the fiscal year	2017	0.23%	0.24%

(1)	All figures are calculated as a percentage of common shares outstanding on October 31 of the specified fiscal years.
(2)	The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (e.g., ESOP 894,324 for fiscal 2019) by the weighted average number of common shares outstanding at the end of the fiscal year (e.g., 444,323,996 for fiscal 2019).
(3)	The 2018 Burn Rate was corrected from the 0.17% reported in prior year’s management proxy circular.

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

•	buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;
•	buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares; and
•	selling CIBC shares if they do not own or have not fully paid for them (i.e., a short sale).

Deferred incentive compensation plans – key terms and conditions

The following tables summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The Committee and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the Committee reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the Committee reviews scenario analysis and backtesting to ensure the plan design objectives are achieved.

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Compensation Disclosure

ESOP

Eligibility	• Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee.
Term	• 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).
Vesting	• Outstanding grants vest 50% on each of the third and fourth anniversaries of the grant date.
Exercise Price

•      Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

•      CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options.

•      Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee.

Securities Reserved for Issue	• The number of common shares which may be issued from treasury cannot exceed 52,634,500.
Individual and Insider Limits

•            Pursuant to the ESOP, the maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 5% of the number of common shares then outstanding; however, this number has been fixed at 1% of the number of CIBC common shares then issued and outstanding by resolution of the Committee.

•           No options shall be granted to any participant if such grant could result in the number of CIBC common shares:

(a)       issued to insiders in any one year, or (b) issuable to insiders, at any time, in each case, pursuant to the exercise of options issued under the ESOP, or when combined with all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding CIBC common shares.

Termination

•      Resignation or termination of employment with cause: options are forfeited after 30 days.

•      Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period.

•      Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older on retirement.

Blackout Period Extension	• The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end.
Stock Appreciation Rights (SARs)	• CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs (there are currently no outstanding options with SARs attached to them).
Assignability	• ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval.
Amendments

•      Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):

-      increasing the number of common shares that can be issued under the ESOP;

-      reducing the strike (exercise) price of an outstanding option;

-      extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

-      changing the provisions relating to the transferability of options, other than for estate settlement purposes;

-      expanding the categories of individuals eligible to participate in the ESOP;

-      amending the ESOP to provide for other types of compensation through equity issuance;

-      removing or exceeding the insider participation limit contained in the ESOP;

-      amending the ESOP’s amending provisions; or

-      making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules.

Beyond these material plan amendments, the Committee may make changes to the ESOP, or the administration thereof, from time to time without shareholder approval (such as administrative changes, of a drafting or clarifying nature or to address regulatory and other developments and setting the terms, conditions and mechanics of grant, including with respect to vesting, exercise and expiry). In setting and amending the terms of CIBC’s stock option plans, the Committee reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the Board for approval.

Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(1).
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Compensation Disclosure

Effective March 1, 2019, the Board approved an amendment to the ESOP removing the section which previously allowed for the provision of loans to assist employees in exercising their options. These changes are within the authority of the Board under the ESOP amending provision and applicable stock exchange rules.

(1)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities,

(vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

PSU Plan(1)

Grants

•      Grants are typically awarded as a dollar amount.

•      Number of PSUs granted is based on the:

-      dollar value of the award; and

-      average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs.
Performance Conditions	• PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR and ROE performance compared with CIBC’s peer group.
Performance Period	• Three years.
Vesting	• Vest at the end of the three-year period.
Payout

•      Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

•      Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Clawback	• Grants are subject to: - clawback in the event of misconduct(2); and - cancellation in certain cases for unexpected losses(3).

DSU Plan(1)

Grants

•      Grants are typically awarded as a dollar amount.

•      Number of DSUs granted is based on the:

-      dollar value of the award; and

-      average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.
Deferral	• DSUs allow for a longer payout deferral than the typical three-year limit in Canada.
Vesting

•      The Board has discretion to set the vesting period and any vesting conditions, which may include performance- related vesting conditions.

•      When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.

Payout

•      Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.

•      The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date.

Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(2).
(1)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third party financial institution.
(2)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) at the top of the page.
(3)	The performance clawback provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of Net Income Before Tax, CIBC has discretion to cancel up to 100% of that year’s vesting PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated functional group.
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Compensation Disclosure

Deferred incentive compensation plans assumed upon acquisition of PrivateBancorp, Inc. – terms and conditions

In connection with CIBC’s acquisition of PrivateBancorp, Inc., all outstanding options to purchase common stock of PrivateBancorp, Inc. were converted into options to purchase CIBC common shares and all the outstanding restricted stock awards of PrivateBancorp, Inc. were cancelled and replaced with CIBC RSAs, in each case on substantially the same terms and conditions as were applicable under The PrivateBank award (including the same vesting terms).

The table below summarizes key terms and conditions of two plans assumed by CIBC upon the acquisition of PrivateBancorp, Inc. with outstanding treasury-settled awards. These are the 2007 Long-Term Incentive Compensation Plan (2007 Plan) and 2011 Amended and Restated Incentive Compensation Plan (2011 Plan). These two plans, together with the 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan)(1) are collectively referred to as the PrivateBancorp Plans.

2007 Plan 2011 Plan

Outstanding equity awards consist of vested, exercisable stock options with expiry dates through April 1, 2021.

Outstanding equity awards consist of: 1) vested, exercisable stock options with expiry dates through 2021; 2) vested stock options which cliff vested in 2018 and 2019 with expiry dates through June 1, 2026; 3) unvested restricted stock;

4) unvested restricted stock award units; and 5) vested restricted stock award units subject to delayed settlement over a period into 2022.

Eligibility

•      Outstanding awards were originally granted as PrivateBancorp awards to employees and directors of PrivateBancorp or a subsidiary thereof, and converted and/or cancelled and replaced with CIBC awards in connection with the acquisition of PrivateBancorp, Inc. Except as necessary to facilitate the conversion, exchange or settlement, as the case may be, of PrivateBancorp awards which were outstanding under the plans at the time the plans were assumed by CIBC, no further awards have been or will be granted under the PrivateBancorp

Plans.

Term	• Stock options under each of the PrivateBancorp Plans generally have a term of 10 years from the date of grant.
Vesting

•        All stock options outstanding under the 2007 Plan and the 2011 Plan are fully vested.

•        Unvested restricted stock and restricted stock award units under the 2011 Plan vest one-third each year on the first day of the month following the anniversary of their grant between 2018 and 2020.

Exercise Price	• The exercise price for each share of common stock covered by the nonqualified stock option grant was not less than one hundred percent (100%) of the fair market value of the common stock on the date of grant of such award.
Payout

•      For the 2011 plan, restricted stock award units are cash-settled.

•      Dividends are accumulated on unvested restricted stock and are paid in cash at vesting. For vested restricted stock units, the dividends are paid out on settlement.

Securities Reserved for Issue	• The maximum number of CIBC common shares which may be issued from treasury under the 2007 Plan and the 2011 Plan shall not exceed 150,000 and 1,000,000, respectively.
Termination	• The disposition of the grant of each award in the event of retirement, disability, death or other termination of a participant’s employment shall be as determined by the Committee and set forth in the award agreement.
Assignability

•      Except as provided below, no award may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of the stock options granted to a participant to be on terms that permit transfer by such participant to:

(i)       the spouse, children or grandchildren of the participant (“Immediate Family Members”);

(ii)      a trust or trusts for the exclusive benefit of the participant or such Immediate Family Members (or both); or

(iii)     a partnership in which the participant or such Immediate Family Members (or both) are the only partners, provided that:

(A)       there may be no consideration for any such transfer;

(B)       the award agreement pursuant to which such stock options are granted expressly provides for transferability in a manner consistent with the PrivateBancorp Plans; and

(C)       subsequent transfers of transferred stock options shall be prohibited except those in accordance with the PrivateBancorp Plans.

Amendments	• The Board may at any time and from time to time, alter, amend, suspend or terminate the plan in whole or in part, subject to any requirement of shareholder approval imposed by applicable law, rule or regulation. No termination, amendment, or modification of the plan shall adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award.
Clawback(2)	• Awards are subject to recovery or “clawback” under the plan or any of CIBC’s policies applicable to the grantee.
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Compensation Disclosure

(1)	The 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) was also assumed by CIBC upon the acquisition of PrivateBancorp, Inc. However, no awards vested under the Strategic Plan in fiscal 2019 and it no longer has any outstanding awards.
(2)	Allows for the recoupment of annual and long-term incentive compensation paid to executive officers if the criteria upon which it was based is determined to have been incorrect or incomplete, or where the recipient engaged in illegal, dishonest, fraudulent or intentional misconduct that materially impacted the size of the award. The clawback rights apply during the three-year period following the date that a bonus was made or the date that restrictions on restricted shares lapse.

Pension arrangements

Pension and supplemental executive retirement benefits are an integral part of total compensation for our senior executives, including the NEOs. All NEOs earn defined pension benefits in tax-registered retirement programs on the same basis as all other CIBC employees in either Canada or the U.S., subject to limitations defined by the Income Tax Act in Canada, or U.S. tax regulations in the U.S.

All NEOs in Canada have been designated by the Committee as eligible for SERP benefits. Effective January 1, 2016, the SERP was redesigned for new and existing SERP participants. Key changes included prospective service credit from SERP appointment date only (no past service credits), flat dollar benefit accruals (benefits irrespective of earnings and commensurate increases) and the elimination of unreduced early retirement age prior to age 65 (previously unreduced at age 61). All existing SERP members will receive benefits based on either the prior or redesigned SERP program, depending on which of the two programs results in greater value. For the NEOs who joined the SERP prior to January 1, 2016, the prior SERP program is expected to provide a higher SERP value (and therefore the prior provisions are expected to prevail). The NEOs in the U.S. are also eligible for SERP benefits on the same basis as the Canadian NEOs, except denoted in U.S. dollars.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non- competition covenants. Key SERP provisions applicable for all the NEOs except Mr. Richman are summarized in the table below.

Pension Formula

•       2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

•       The overall annual pension payable to Mr. Dodig is subject to an overall limit of $1,000,000.

•       For Mr. Capatides, the SERP benefit is further offset by a notional monthly annuity representing his 401(k) matching contributions provided by CIBC.

Limits on Final Average Earnings	• $2,300,000 for Mr. Dodig; $1,202,988(1) for Mr. Capatides and $913,500 for Mr. Glass, Mr. Culham, and Ms. Dottori-Attanasio.
Final Average Earnings (subject to specified dollar limits as shown above)

•      The sum of:

-     the average of the best consecutive five years of salary in the last 10 years before retirement; and

-     the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 61 for Mr. Dodig, Mr. Glass and Mr. Capatides. Mr. Culham’s and Ms. Dottori-Attanasio’s pensions are reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.
Government Pension Adjustment	• Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time. Mr. Capatides’ pension will be reduced by the maximum primary insurance amount payable from the Social Security Normal Retirement Age.
Form of Pension	• Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.
Additional Pension from Employee Contributions	• Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.
(1)	The limit on final average earnings for Mr. Capatides is US$913,500. This amount has been converted to Canadian dollars in the chart above using the October 31, 2019 WM/Reuters spot exchange rate of US$1.00 = C$1.3169.
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Compensation Disclosure

As Mr. Richman joined CIBC after January 1, 2016, his SERP benefits are based on the new SERP provisions. The key provisions of the new SERP are summarized in the table below.

Pension Formula	• A flat dollar rate per year of SERP pensionable service (maximum of 35 years of service). For Mr. Richman, the rate is $16,461(1) for service to March 31, 2019 and $1,317 for service on and after April 1, 2019.
Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 65.
Form of Pension	• Pension payments are made for the life of the executive. Other optional forms of payment are made available on an actuarially equivalent basis.

(1)    The flat dollar rate for Mr. Richman is US$12,500 from July 1, 2017 through March 31, 2019. Starting April 1, 2019, a flat dollar rate of US$1,000 applies for service earned after this date. These amounts have been converted to Canadian dollars in the chart above using the October 31, 2019 WM/Reuters spot exchange rate of US$1.00 = C$1.3169.

The table below provides additional information related to NEO pension obligations.

Defined Benefit Plans
Name	Number of Years of Credited Service	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non-Compensatory Change(6) ($)	Closing Present Value of Defined Benefit Obligation(7) ($)
		At October 31, 2019(2)	At Age 65(3)
Victor Dodig	14.3	656,000	1,000,000	6,439,000	505,000	1,850,000	8,794,000
Kevin Glass	10.5	192,000	250,000	2,285,000	242,000	399,000	2,926,000
Harry Culham	11.2	97,000	332,000	725,000	150,000	246,000	1,121,000
Michael Capatides(8)	24.0	560,000	581,000	6,685,000	311,000	1,482,000	8,478,000
Laura Dottori-Attanasio	10.5	192,000	420,000	1,578,000	163,000	469,000	2,210,000
Larry Richman(8)	2.3	30,000	30,000	252,000	92,000	59,000	403,000

(1)	These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for SERP participants will be at or above the applicable SERP compensation limit. In addition to joining the SERP effective September 1, 2015, Mr. Culham has another seven years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s pension from the CIBC Pension Plan is equal to the maximum pension permitted to be paid from the CIBC Pension Plan as prescribed by the Income Tax Act, and is included in the amounts above. For the NEOs, the SERP pension in Canada will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under U.S. Social Security starting at the Social Security Normal Retirement Age.
(2)	The Annual Benefits Payable at October 31, 2019 is fully vested for all NEOs.
(3)	Mr. Dodig is eligible to retire with an unreduced pension at age 61. The estimated annual pension payable at age 61 is $958,000 for Mr. Dodig. Mr. Glass is eligible to retire with an immediate unreduced pension of $192,000. Mr. Capatides is eligible to retire with an immediate unreduced pension of $560,000. All other NEOs are eligible to retire with an unreduced pension at age 65.
(4)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2018. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:
•	an annual discount rate of 4.07% (4.55% for Mr. Richman and Mr. Capatides);
•	an annual compensation increase that varies by age and tenure of the executive (not applicable for Mr. Richman) before taking into account limits on final average earnings;
•	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
•	assumed retirement dates reflecting CIBC Pension Plan experience.
(5)	These amounts represent the fiscal 2019 annual service cost and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. Amounts have been calculated using the actuarial assumptions and discount rate of 4.14% (4.48% for Mr. Richman and Mr. Capatides in the U.S.) consistent with the fiscal 2019 pension expense reported in CIBC’s financial statement disclosure.
(6)	These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in U.S./Canada exchange rates during the year and changes in actuarial assumptions.
(7)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2019. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:
•	an annual discount rate of 3.07% (3.26% for Mr. Richman and Mr. Capatides);
•	an annual compensation increase that varies by age and tenure of the executive (not applicable for Mr. Richman) before taking into account limits on final average earnings;
•	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
•	assumed retirement dates reflecting CIBC Pension Plan experience.
(8)	Mr. Richman’s and Mr. Capatides’ estimated annual pensions have been translated to Canadian dollars using the October 31, 2019 WM/Reuters spot exchange rate of US$1.00 = C$1.3169.
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Compensation Disclosure

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers certain senior executive officer roles, including all the NEOs, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	• Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	• 24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)

•    The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

(1)  a change of control event occurs; and

(2)  the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:

-      a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;

-      a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;

-      a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or

-      any other change in the officer’s employment constituting constructive dismissal under applicable law.

Severance Benefits

•     Upon the “Double Trigger”, the greater of:

(1)  two times the sum of annual salary plus the greater of the average annual cash incentive for the three immediately preceding fiscal years, and the average target cash incentive for the three immediately preceding fiscal years(1); and

(2)  the amount the officer may be entitled to under any employment contract (as disclosed in footnote (3) to the Termination and change of control benefits table on page 91) or applicable law.

Vesting of Deferred Incentive Compensation and Pension	• Upon the “Double Trigger”, all deferred incentive compensation awards and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.
Pension Benefits	• Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.
(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.
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Compensation Disclosure

Termination and change of control benefits

The table below summarizes estimated incremental payments, payables and benefits which each NEO would be contractually entitled to in the event of a termination without cause or change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

Name	Compensation Element	Estimated Incremental Payment at October 31, 2019(1)(2)
		Termination Without Cause(3) ($)	Change of Control(4) ($)
Victor Dodig	Cash	0	6,009,916
	Deferred Compensation Incremental Value	0	0
	Benefits	0	200,000
	Total Incremental Payment	0	6,209,916
	Annual Pension Increment	0	92,000(5)
Harry Culham	Cash	2,672,645	5,345,289
	Deferred Compensation Incremental Value	0	0
	Benefits	50,000	100,000
	Total Incremental Payment	2,722,645	5,445,289
	Annual Pension Increment	0	0(5)
Michael Capatides	Cash	0	4,155,045
	Deferred Compensation Incremental Value	0	0
	Benefits	0	197,535
	Total Incremental Payment	0	4,352,580
	Annual Pension Increment	0	49,000(5)
Laura Dottori-Attanasio	Cash	3,143,374	3,143,374
	Deferred Compensation Incremental Value	0	0
	Benefits	0	150,000
	Total Incremental Payment	3,143,374	3,293,374
	Annual Pension Increment	0	37,000(5)
Larry Richman	Cash	3,505,281	5,262,997
	Deferred Compensation Incremental Value	0	0
	Benefits	31,853	228,044
	Total Incremental Payment	3,537,134	5,491,041
	Annual Pension Increment	0	0(5)
(1)	No incremental amounts are payable upon retirement, resignation (other than for reasons specified in the Change of Control Policy) or termination with cause. In addition, no incremental amount would be received in respect of accelerated vesting of option- or share-based awards, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the CIBC common shares would otherwise be expected to appreciate over the period of acceleration. For information regarding outstanding option- and share-based awards as at October 31, 2019, see “Incentive plan awards – outstanding option- and share-based awards” on page 81.

The Cash, Benefits and Annual Pension amounts for Mr. Richman and Mr. Capatides have been converted to Canadian dollars at the October 31, 2019 WM/Reuters spot exchange rate of US$1.00 = C$1.3169.

(2)	On August 22, 2019, CIBC announced Mr. Glass’ pending retirement following 10 years at the bank and as part of CIBC’s succession plan. Mr. Glass stepped down as CFO effective November 1, 2019, at which time he took on the role of a special advisor to CIBC. In recognition of CIBC’s contractual obligations to Mr. Glass, he will receive total aggregate payments of $2,062,500 over a period of 24 months.

(3)	Amounts shown as Cash for Mr. Culham, Ms. Dottori-Attanasio and Mr. Richman represent entitlements to cash payments in lieu of notice. For Mr. Culham, the cash payment is equal to one times the sum of annual salary and average annual cash bonus for the prior three years. For Ms. Dottori-Attanasio, the cash payment is equal to two times the sum of base salary and average cash bonus for the prior three years. For Mr. Richman, the cash payment is equal to one and a half times the sum of annual salary and average of the annual cash bonus paid in relation to the number of performance periods completed. For Mr. Culham, the amount shown as Benefits is in lieu of continued participation in CIBC’s pension, health and welfare benefit plans, equal to a cash payment of 10% of the annual salary and the amount shown for Mr. Richman is an estimated lump sum payment for 18 months, in lieu of his medical, dental and vision premiums.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

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Compensation Disclosure

(4)	Amounts shown as Cash for all NEOs represent severance benefits upon a “double trigger” event. For information on the cash payments, see “Change of Control contracts” on page 90 of the Circular.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

(5)	Annual Pension Increment amounts for Mr. Dodig, Mr. Capatides, and Ms. Dottori-Attanasio are the incremental annual lifetime pension amounts payable from their unreduced early retirement age (age 61 for Mr. Dodig, immediately for Mr. Capatides, and age 65 for Ms. Dottori-Attanasio) as a result of being entitled to two years of additional credited service. The present values at October 31, 2019 of the Annual Pension Increment amounts are $1,196,000 for Mr. Dodig, $832,000 for Mr. Capatides, and $446,000 for Ms. Dottori-Attanasio, determined using the same actuarial assumptions used for determining the October 31, 2019 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that Mr. Dodig and Mr. Capatides are assumed to commence their pension when first eligible at age 55 (or October 31, 2019 if later) with applicable early retirement reductions, and Ms. Dottori-Attanasio is assumed to commence her pension at age 65. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants. Annual Pension Increment amounts are $0 for Mr. Culham and Mr. Richman as they joined the SERP after May 27, 2015, the date the Change of Control Policy was amended to eliminate the provision of additional pension service credit upon Change of Control.

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following table provides disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices and their Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, the NEOs and those employees who CIBC has determined are “material risk takers” based upon an assessment of each role’s ability to have a material impact on the risk exposure to CIBC.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded(1)
(All figures in $)	2019		2018
	NEOs	Other Material Risk Takers	NEOs	Other Material Risk Takers
Fixed salary	5,000,000	38,300,000	4,500,000	39,500,000
Variable compensation
– Cash	7,300,000	79,000,000	7,800,000	89,300,000
– Equity	18,300,000	68,700,000	19,800,000	78,500,000
– Share-linked	18,300,000	68,700,000	19,800,000	78,500,000
– Other	—	—	—	—
Total variable compensation	25,600,000	147,700,000	27,600,000	167,800,000
Total remuneration	30,600,000	186,000,000	32,100,000	207,300,000
Number of beneficiaries	6	113	5	115
Deferred compensation awarded and paid out(2)
Awarded for the fiscal year	18,300,000	70,900,000	19,800,000	80,000,000
Payouts during the fiscal year(3)	15,600,000	63,200,000	9,500,000	50,300,000
Outstanding deferred compensation(4)
Vested	14,700,000	20,600,000	10,300,000	18,300,000
Unvested	54,400,000	216,400,000	47,400,000	236,700,000
Total	69,100,000	237,000,000	57,700,000	255,000,000
Implicit and explicit reductions(5)
Outstanding Reductions	25,500,000	153,000,000	19,800,000	187,500,000
– Implicit	200,000	700,000	27,200,000	43,200,000
– Explicit	—	—	—	—
(1)	Awards may have been granted and received during or after the fiscal year, but are in respect of the specified fiscal year.
(2)	Amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (i.e., the difference between the market value and exercise price).
(3)	Included in fiscal 2019 are amounts paid in December 2018 relating to fiscal 2017 and previous years and included in fiscal 2018 are amounts paid in December 2017.
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Compensation Disclosure

(4)	All forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death.
(5)	Implicit and explicit reductions related to outstanding remuneration at the end of the specified fiscal years that was awarded in the prior fiscal year (e.g., 2019 amounts related to remuneration awarded in 2018). Implicit reductions result from decreases in the value of CIBC common shares or share units while explicit reductions result from the application of misconduct or performance clawbacks.

Other compensation paid

There were no guaranteed incentive compensation awards granted in fiscal 2019 for NEOs and other material risk takers (nil in fiscal 2018). There were no cash sign-on awards(1) granted in fiscal 2019 for NEOs and other material risk takers ($370,000 for one material risk taker in fiscal 2018). Severance amounts(2) negotiated and settled in fiscal 2019 for two material risk takers were $1,391,000 ($9,040,000 for six beneficiaries in fiscal 2018). Payouts in fiscal 2019 amounted to $1,181,000 ($3,203,000 in fiscal 2018). No severance was negotiated and settled with respect to NEOs in fiscal 2019 or 2018.

(1)	Cash sign-on awards granted in the specified fiscal years to new hires. Deferred sign-on awards are included in the “Outstanding deferred compensation” section of the table.
(2)	Payouts in connection with such awards may have been made in whole or in part in fiscal 2019 or, if the terms of the obligation so required, will be paid in subsequent fiscal years. The single highest amount of severance that CIBC negotiated and settled in fiscal 2019 was $808,000 ($2,962,000 in fiscal 2018).
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Other Information

Indebtedness of Directors and Executive Officers

As at February 26, 2020, the date of this Circular, there is no outstanding indebtedness to CIBC (or its subsidiaries) by directors, director nominees, and executive officers of CIBC (or its subsidiaries) and their associates, other than routine indebtedness(1) as defined under Canadian securities law. All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) below.

Aggregate Indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2020 ($)	To Another Entity
Securities Purchase	—	—
Other(2)	92,105,289	—
(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.
(2)	Certain loans were made in U.S. dollars. These amounts have been converted to Canadian dollars based on the January 31, 2020 closing exchange rate reported by Bloomberg of US$1.00 = C$1.3237.

Directors’ and Officers’ Liability Insurance

Effective November 1, 2019, CIBC purchased at its expense a directors’ and officers’ liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted to, indemnify them. This insurance has a limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2020. There is no deductible. The annual premium for this policy is approximately $1.5 million.

Indemnification

Under the Bank Act and CIBC’s by-laws, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and their heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity provided (i) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

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Other Information

During fiscal 2019, CIBC paid approximately $374,445 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, former President and Chief Executive Officer; Thomas D. Woods, former Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Information about CIBC

Financial information about CIBC is in our consolidated financial statements and management’s discussion and analysis for fiscal 2019. Additional information is available in our Management Proxy Circular, Annual Information Form, Annual Report and any subsequent interim financial statements and MD&A.

You can access these documents at www.cibc.com and www.sedar.com or obtain a copy free of charge by contacting Investor Relations at investorrelations@cibc.com or CIBC Investor Relations, 18 York Street, 9th Floor, Toronto, Ontario M5J 2T8.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be posted to CIBC’s website at www.cibc.com. Vote results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a director at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Michelle Caturay

Senior Vice-President, Associate
General Counsel and Corporate Secretary

February 26, 2020

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Head Office

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Email: investorrelations@cibc.com

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